              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549
                           FORM S-6

For Registration Under the Securities Act of 1933 of
Securities of Unit Investment Trusts Registered on Form N-8B-2

          A.   Exact name of Trust:

               THE PAINEWEBBER EQUITY TRUST,
               ABCs TRUST, SERIES 3

          B.   Name of Depositor:

               PAINEWEBBER INCORPORATED

          C. Complete address of Depositor's principal executive office:

               PAINEWEBBER INCORPORATED
               1285 Avenue of the Americas,
               New York, New York  10019

          D.   Name and complete address of agents for service:

               PAINEWEBBER INCORPORATED
               Attention:  Mr. Robert E. Holley
               1200 Harbor Boulevard
               Weehawken, N.J.  07087

               copy to:
               CARTER LEDYARD & MILBURN
               Attention: Kathleen H. Moriarty, Esq.
               2 Wall Street,
               New York, NY 10005

          E.   Title and amount of securities being registered:

               An indefinite number of Units pursuant to Rule 24f-2 under the Investment Company Act of 1940.

          F. Proposed maximum aggregate offering price to the public of the securities being registered:

               Indefinite

          G. Amount of filing fee, computed at one-thirty-fourth of 1 percent of the proposed maximum aggregate offering price to the public:

               None Required
               Pursuant to Rule 24f-2

          H.   Approximate date of proposed sale to public:

          AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF
          THE REGISTRATION STATEMENT

               The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
          Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
          Section 8(a), may determine.

                 THE PAINEWEBBER EQUITY TRUST,
                     ABCs TRUST, SERIES 3

                      Cross Reference Sheet

             Pursuant to Rule 404(c) of Regulation C
                under the Securities Act of 1933

          (Form N-8B-2 Items required by Instruction 1
                  as to Prospectus on Form S-6)

Form N-8B-2                            Form S-6
Item Number                            Heading in Prospectus

I.  Organization and General Information

1.  (a) Name of Trust                ) Front Cover
    (b) Title of securities issued   )

2.  Name and address of Depositor    ) Back Cover

3.  Name and address of Trustee      ) Back Cover

4.  Name and address of principal    ) Back Cover
     Underwriter                     )

5.  Organization of Trust            ) Nature of Trust

6.  Execution and termination of     ) Nature of Trust
     Trust Agreement                 ) Termination of the Trust

7.  Changes of name                  ) *

8.  Fiscal Year                      ) *

9.  Litigation                       ) *

              II.  General Description of the Trust
                       and Securities of the Trust

10. General Information regarding    ) Summary of Portfolio
    Trust's Securities and Rights    ) Rights of Certificate-
    of Holders                       ) holders

----------
*Not applicable, answer negative or not required.

    (a) Type of Securities           ) Creation of Trust
        (Registered or Bearer)       )

    (b) Type of Securities           ) Creation of Trust
       (Cumulative or Distributive)  )

    (c) Rights of Holders as to      ) Rights of Certificate-
        Withdrawal or Redemption     ) holders
                                     ) Redemption of Units by
                                     ) Trustee
                                     ) The Municipal Bond Trust
                                     ) Reinvestment Program

    (d) Rights of Holders as to      ) Secondary Market for
        conversion, transfer, etc.   ) Units, Exchange Option

    (e) Rights of Trust issues       ) *
        periodic payment plan        )
        certificates                 )

    (f) Voting rights as to Secu-    ) Rights of Certificate-
        rities, under the Indenture  ) holders

    (g) Notice to Holders as to      )
        change in                    )

        (1) Assets of Trust          ) Amendment of the Indenture
        (2) Terms and Conditions     ) Supervision of Trust
            of Trust's Securities    ) Investments
        (3) Provisions of Trust      ) Amendment of the Indenture
        (4) Identity of Depositor    ) Administration of the
            and Trustee              ) Trust

    (h) Consent of Security Holders  )
        required to change           )

        (1) Composition of assets    ) Amendment of the Indenture
            of Trust
        (2) Terms and conditions     ) Amendment of the Indenture
            of Trust's Securities    )
        (3) Provisions of Indenture  ) Amendment of the Indenture
        (4) Identity of Depositor    ) Administration of the
            and Trustee              ) Trust

11. Type of securities comprising    ) *
     periodic payment certificates   )

----------
*Not applicable, answer negative or not required.

12. (a) Load, fees, expenses, etc.   ) Public Offering Price of
                                     ) Units Expenses of the
                                     ) Trust

    (b) Certain information regard-  ) *
        ing periodic payment         )
        certificates                 )

    (c) Certain percentages          ) *

    (d) Certain other fees, etc.     ) Expenses of the Trust
       payable by holders            )

    (e) Certain profits receivable   ) Public Offering Price of
        by depositor, principal      ) Units
        underwriters, trustee or     ) Public Offering of Units
        affiliated persons           )

    (f) Ratio of annual charges      ) *
        to income                    )

13. Issuance of trust's securities   ) Nature of the Trust
                                     ) Public Offering of Units

14. Receipt and handling of          ) *
    payments from purchasers         )

15. Acquisition and disposition of   ) Acquisition of Securities
    underlying securities            ) for the Trust Supervision
                                     ) of Trust Investments

16. Withdrawal or redemption         ) Redemption of Units by
                                     ) Trustee

17. (a) Receipt and disposition of   ) Distributions to Certifi-
        income                       ) cateholders

    (b) Reinvestment of              )
        distributions                ) *

    (c) Reserves or special fund     ) Distributions to Certifi-
                                     ) cateholders

    (d) Schedule of distribution     ) *

18. Records, accounts and report     ) Statements to Certificate-
                                     ) holders Administration of
                                     ) the Trust

----------
*Not applicable, answer negative or not required.

19. Certain miscellaneous            ) Administration of the
    provisions of trust agreement    ) Trust

20. Loans to security holders        ) *

21. Limitations on liability         ) Limitation of Liabilities

22. Bonding arrangements             ) Included in Form N-8B-2

23. Other material provisions of     ) *
    trust agreement )


                III.  Organization Personnel and
                       Affiliated Persons of Depositor

24. Organization of Depositor        ) Sponsor

25. Fees received by Depositor       ) Public Offering Price of
                                     ) Units Expenses of the
                                     ) Trust

26. Business of Depositor            ) Sponsor

27. Certain information as to        ) Sponsor
    officials and affiliated         )
    persons of Depositor             )

28. Voting securities of Depositor   ) *

29. Persons controlling Depositor    ) Sponsor

30. Payments by Depositor for        ) *
    certain other services trust     )

31. Payments by Depositor for        ) *
    certain other services           )
    rendered to trust                )

32. Remuneration of employees of     ) *
    Depositor for certain services   )
    rendered to trust                )

33. Remuneration of other persons    ) *
    for certain services rendered    )
    to trust                         )

----------
*Not applicable, answer negative or not required.

         IV.  Distribution and Redemption of Securities

34. Distribution of trust's          ) Public Offering of Units
    securities by states             )

35. Suspension of sales of trust's   ) *
    securities                       )

36. Revocation of authority to       ) *
    distribute                       )

37. (a) Method of distribution       ) Public Offering of Units
    (b) Underwriting agreements      )
    (c) Selling agreements           )

38. (a) Organization of principal    ) Sponsor
        underwriter                  )
    (b) N.A.S.D. membership of       ) Sponsor
        principal underwriter        )

39. Certain fees received by         ) Public Offering Price of
    principal underwriter            ) Units

40. (a) Business of principal        ) Sponsor
        underwriter                  )
    (b) Branch officers of           )
        principal underwriter        )
    (c) Salesman of principal        ) *
        underwriter )

41. Ownership of trust's securities  ) *
    by certain persons               )

42. Certain brokerage commissions    ) *
    received by principal            )
    underwriter                      )

43. (a) Method of valuation          ) Public Offering Price
                                     ) Units
    (b) Schedule as to offering      ) *
        price                        )
    (c) Variation in offering        ) Public Offering
        price to certain persons     ) Units

44. Suspension of redemption rights  ) *

----------
*Not applicable, answer negative or not required.

45. (a) Redemption valuation         ) Redemption of Units by
                                     ) Trustee
    (b) Schedule as to redemption    ) *
        price                        )

       V.  Information concerning the Trustee or Custodian

46. Maintenance of position in       ) Secondary Market for Units
    underlying securities            ) Redemption of Units by
                                     ) Trustee
                                     ) Evaluation of the Trust

47. Organization and regulation of   ) Administration of the
    Trustee                          ) Trust Trustee

48. Fees and expenses of Trustee     ) Expenses of the Trust

49. Trustee's lien                   ) Expenses of the Trust


 VI.  Information concerninq Insurance of Holders of Securities

50. (a) Name and address of          ) *
        Insurance Company            )
    (b) Type of policies             ) *
    (c) Type of risks insured and    ) *
        excluded                     )
    (d) Coverage of policies         ) *
    (e) Beneficiaries of policies    ) *
    (f) Terms and manner of          ) *
        cancellation                 )
    (g) Method of determining        ) *
        premiums                     )
    (h) Amount of aggregate          ) *
        premiums paid                )
    (i) Who receives any part of     ) *
        premiums                     )
    (j) Other material provisions    ) *
        of the Trust relating to     )
        insurance                    )

----------
*Not applicable, answer negative or not required.

                   VII.  Policy of Registrant

51. (a) Method of selecting and      ) Acquisition of Securities
        eliminating securities       ) for the Trust
        from the Trust               )
    (b) Elimination of securities    ) *
        from the Trust               )
    (c) Policy of Trust regarding    ) Supervision of Trust
        substitution and elimina-    ) Investment
        tion of securities           )
    (d) Description of any funda-    ) Acquisition of Securities
        mental policy of the Trust   ) for the Trust
                                     ) Supervision of Trust
                                     ) Investments

52. (a) Taxable status of the Trust  ) Tax status of the Trust
    (b) Qualification of the Trust   ) Tax status of the Trust
        as a mutual investment       )
        company                      )


          VIII.  Financial and Statistical Information

53. Information regarding the        ) *
    Trust's past ten fiscal years    )

54. Certain information regarding    ) *
    periodic payment plan certifi-   )
    cates                            )

55. Certain information regarding    ) *
    periodic payment plan certifi-   )
    cates                            )

56. Certain information regarding    ) *
    periodic payment plan certifi-   )
    cates                            )

57. Certain information regarding    ) *
    periodic payment plan certifi-   )
    cates                            )

58. Financial statements             ) Statement of Financial
    (Instruction 1(c) to Form S-6)   ) Condition

----------
*Not applicable, answer negative or not required.

                  UNDERTAKING TO FILE REPORTS

          Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION STATEMENT OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

             Preliminary, Subject to Completion, Dated June 1, 1999





                           PAINEWEBBER EQUITY TRUST

                              ABCs Trust Series 3
                           (A Unit Investment Trust)


--------------------------------------------------------------------------------
     o Portfolio of Common Stocks Chosen from PaineWebber's Analysts' Best Calls ("ABCs") List

     o  Designed for Total Return

     o  Annual Capital Distributions
--------------------------------------------------------------------------------
     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
                                    SPONSOR:





                           PAINEWEBBER INCORPORATED


           THIS PROSPECTUS CONSISTS OF TWO PARTS: PART A AND PART B.

                     PROSPECTUS PART A DATED         , 1999

                               TABLE OF CONTENTS



ABCS TRUST SERIES 3 PROSPECTUS PART A                                PAGE
                                                                     ----
Brief Description of the Trust's Investment Portfolio ............   A-3
Is This Trust Appropriate for You? ...............................   A-5
Summary of Risks .................................................   A-5
Essential Information Regarding the Trust ........................   A-7
Report of Independent Auditors ...................................   A-9
Statement of Net Assets ..........................................   A-10
Schedule of Investments ..........................................   A-11
ABCS TRUST SERIES 3 PROSPECTUS PART B
The Composition of the Portfolio .................................   B-1
The PaineWebber Equity Research Department .......................   B-1
The Trust ........................................................   B-4
Risk Factors and Special Considerations ..........................   B-5
Federal Income Taxes .............................................   B-9
Public Offering of Units .........................................   B-11
 Public Offering Price ...........................................   B-11
 Sales Charge and Volume Discount ................................   B-11
 Employee Discount ...............................................   B-12
 Distribution of Units ...........................................   B-12
 Secondary Market for Units ......................................   B-12
 Sponsor's Profits ...............................................   B-13
Redemption .......................................................   B-13
Valuation ........................................................   B-15
Comparison of Public Offering Price and Redemption Value .........   B-16
Expenses of the Trust ............................................   B-16
Rights of Unitholders ............................................   B-17
Distributions ....................................................   B-17
Reinvestment Plan ................................................   B-18
Exchange Option ..................................................   B-18
Administration of the Trust ......................................   B-19
 Accounts ........................................................   B-19
 Reports and Records .............................................   B-20
 Portfolio Supervision ...........................................   B-20
Amendment of the Indenture .......................................   B-21
Termination of the Trust .........................................   B-21
Sponsor ..........................................................   B-22
Trustee ..........................................................   B-22
Independent Auditors .............................................   B-23
Legal Opinions ...................................................   B-23

PAINEWEBBER EQUITY TRUST, ABCS TRUST SERIES 3 - PROSPECTUS PART A


BRIEF DESCRIPTION OF THE TRUST'S INVESTMENT PORTFOLIO


1. THE TRUST'S OBJECTIVES.

    o The Trust seeks total return and dividend income by investing in a fixed portfolio of domestic and foreign stocks chosen from the PaineWebber Equity Research Department's "Analysts' Best Calls" lists, also called the "ABCs List."


2. THE PAINEWEBBER EQUITY RESEARCH DEPARTMENT.

    o The PaineWebber Equity Research Department seeks to identify the best investment opportunities by focusing on established and emerging trends in economics, the stock market and individual industries and companies.

    o The Equity Research Department analyzes opportunities in the stocks of individual companies by closely examining the fundamentals of the company and its industry. For example, the Research Department's analysts meet with company management, review management's strategies, evaluate the company's earnings potential, and examine the information gathered in the context of sophisticated economic and financial models.

    o Based on the information obtained from its research, the Equity
      Research Department assigns one of four investment ratings to each stock that it covers: "Buy", "Attractive", "Neutral" or "Unattractive".

    o The Equity Research Department has consistently been recognized as one of the equity research leaders on Wall Street. For example, only the PaineWebber Research Department has been named among the top 10 investment research firms in Institutional Investor magazine's "All America Research Team" in each of its 27 annual surveys. Institutional Investor's rankings are based on the opinions collected from directors of research, chief investment officers, portfolio managers and analysts of major money management institutions.

    o Additionally, The Wall Street Journal reported that the Equity Research Department's "Performance Portfolio," which is comprised of a select list of stocks rated "Buy" or "Attractive" by the Equity Research Department, ranked first for the 5-year period ended March 31, 1999 (return of 278.7%) among the recommended lists submitted to Zacks Investment Research by 15 major brokerage firms. For the 1-year period ended March 31, 1999, the Equity Research Department's Performance Portfolio ranked fifth (return of 17.9%). These rankings are determined by comparing the performance of stocks on the recommended lists submitted by 15 major brokerage firms. The performance figures are based on stock price changes and dividends and assume a trading commission of 1%. Each firm is free to use any stock selection method that it deems appropriate.

    o The PaineWebber Equity Research Department may not be successful in stock selection during the term of this Trust or may not continue to be highly ranked among investment firms for stock selection. The stocks in this Trust may not be, during the life of the Trust, the same stocks as those contained in the "Performance Portfolio".

3. HOW ARE STOCKS CHOSEN FOR THE ABCS LIST?


    o The ABCs List is a list of the PaineWebber Equity Research Department's top stock selections. The ABCs List typically contains approximately 40 to 50 stocks and is published by the Equity Research Department 4 times each year.


    o To compile the list, more than 50 analysts from the Equity Research Department who cover over 50 different industries each choose a stock from their respective industry that the analyst believes is most likely to outperform the stock market as a whole for the following 12 months.


    o The stock chosen for the ABCs List must also be rated either "Buy" or "Attractive" by PaineWebber's Equity Research Department.


4. HOW DOES PAINEWEBBER CHOOSE THE STOCKS FOR THE TRUST FROM THE ABCS LIST?


   The Trust contains [ ] stocks chosen from the Summer 1999 ABCs List. To be included in the Trust's portfolio, each stock had to meet each of these tests on August 23, 1999:


    o The stock must appear on the Summer 1999 ABCs List;


    o The stock must be issued by a company that has a market value of at least $3 billion;


    o The stock must be recommended by a PaineWebber Equity Research Department analyst who rated at least 20% of the securities that the analyst follows as either "Buy" or "Attractive".


[5. CHANGE IN VALUE OF UNIT PURCHASE IN PAINEWEBBER EQUITY TRUST, ABCS SERIES 1


    o If you had purchased a unit in the PaineWebber Equity Trust, ABCs
      Series 1 (offered for $10.00 on July 29, 1998), on May 27, 1999 that unit was valued at $10.8816, an increase of 16.59%. This increase in value compares to an increase of 13.88%, 17.41% and 28.58% that you would have realized had you made a similar investment in the securities contained in the S&P 500 Index, the Dow Jones 30 Industrials and the Nasdaq Composite Index, respectively. Of course, past performance is no guarantee of future performance, and the securities held in ABCs Trust Series 1 may not be the same securities held in ABCs Trust Series 3.]


6. BRIEF DESCRIPTION OF THE TRUST'S PORTFOLIO.


    o The Trust plans to hold until its termination a diversified portfolio of stocks which PaineWebber selected on August 24, 1999, the first day of the Trust.


    o The Trust is a unit investment trust which means that, unlike a mutual fund, the Trust's Portfolio is not managed and stocks are not sold because of market changes.


    o The common stocks in the Trust's Portfolio have been issued by companies who receive income and derive revenues from multiple industry sources, but whose primary industry is listed in the "Schedule of Investments" in this Prospectus Part A.

                             APPROXIMATE PERCENT OF AGGREGATE
 PRIMARY INDUSTRY SOURCE        MARKET VALUE OF THE TRUST
                            %










7. AVAILABILITY OF EXCHANGE OPTION

 o When this Trust Portfolio is about to terminate, you may elect the Exchange Option and acquire units of another ABCs Trust Series if one is available. Unitholders are encouraged to consult with their own tax advisors as to the consequences to them of electing the Exchange Option.

 o If you notify the Sponsor by        , your units will be redeemed and
   certain distributed securities plus the proceeds from the sale of the remaining securities will be reinvested in units of a new ABCs Trust Series. If you decide not to elect the Exchange Option, you will receive a cash distribution after the Portfolio terminates. For a discussion of the tax effects of electing the Exchange Option see "Exchange Option" in this Prospectus Part B.


IS THIS TRUST APPROPRIATE FOR YOU?

     Yes, if you are seeking total return over the life of the Trust by investing in common stocks issued by companies which PaineWebber selected for their growth and/or income potential. You will benefit from a professionally selected portfolio whose risk is reduced by investing in stocks of several different issuers.

     No, if you want a speculative investment that changes to take advantage of market movements, if you are unable or unwilling to assume the risks involved generally with equity investments or if you need current income.


SUMMARY OF RISKS

     YOU CAN LOSE MONEY BY INVESTING IN THE TRUST. This can happen for various reasons. A further discussion of the risks summarized below can be found in Part B of this Prospectus.

1. RISKS OF INVESTING IN THE TRUST


     Certain risks are involved with an investment in a unit trust which holds common stocks. For example:


 o The Trust, unlike a mutual fund, is not "managed" and stocks will not be sold by the Trust to take advantage of market fluctuations.


 o The Trust Portfolio may not remain constant during the life of the Trust. The Trustee may be required to sell stocks to pay Trust expenses, to tender stocks under certain circumstances or to sell stocks in the event certain negative events occur.


 o The Trust holds a fixed portfolio of stocks chosen from the Summer 1999 ABCs List on the Initial Date of Deposit. Since the Trust is fixed, and not managed like a mutual fund, the Trust will not buy and sell Portfolio
   Stocks to match the current ABCs List. Therefore, when new ABCs Lists are published by the Sponsor on a periodic basis, they may contain stocks different from those included in the Summer 1999 ABCs List and from those held by the Trust.


 o The Trust may, in the future, continue to buy more of the stocks held by the Trust when additional Units are offered to the public or for the Reinvestment Plan, even though those stocks may no longer be on the then current ABCs List at the time such purchases are made by the Trust.


 o The sale of stocks from the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount you receive upon termination may be less than the amount you paid.


 o If many investors sell their Units, the Trust will have to sell stocks. This could reduce the diversification of your investment and increase your share of Trust expenses.


 o The price of your Units depends upon the full range of economic and market influences including the prices of equity securities, the condition of the stock markets and other economic influences that affect the global or United States economy.


 o Assuming no changes occur in the prices of the stocks held by the Trust, the price you paid for your Units will generally be less than the price you paid because your purchase price included a sales charge.


 o The stocks in the Trust's Portfolio will generally trade on a domestic stock exchange or in the over-the-counter market. PaineWebber cannot assure you that a liquid trading market will exist. The value of the Trust's Portfolio, and of your investment, may be reduced if trading in one or more stocks is limited or absent.


 o Additional stocks may be purchased by the Trust when additional Units are offered to the public or for the Reinvestment Plan. Costs, such as brokerage fees, incurred in purchasing such additional stocks will be borne by the Trust. Your Units will be worth less as a result of the Trust's payment of these brokerage fees and other expenses.

2. RISKS OF INVESTING IN STOCKS


     INVESTING ALWAYS INVOLVES RISKS. The risks described below are the most significant risks associated with investing in the stocks held by the Trust.


 o Holders of common stocks such as those held by the Trust have rights that are generally inferior to the holders of debt obligations or preferred stocks.


 o Common stocks are not obligations of the issuer of the stocks. Therefore, they do not provide any guaranteed income or provide the degree of protection of debt securities.


 o The stocks held by the Trust can be expected to fluctuate in value depending on a wide variety of factors, such as economic and market influences affecting corporate profitability, financial condition of issuers, changes in worldwide or national economic conditions, the prices of equity securities in general and the Trust's stocks in particular.


3. YEAR 2000 PROBLEM RISKS


 o Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 and therefore may not properly process and calculate date-related information and data (commonly known as the "Year 2000 Problem").


 o As with all investment and financial companies, the Year 2000 Problem may have an adverse impact upon the Trust. The Sponsor and the Trustee are taking reasonable steps to address the year 2000 Problem with respect to the computer systems they use and to obtain reasonable assurances that similar steps are being taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact on the Trust.


 o The year 2000 Problem is expected to have an impact on all corporations, including those whose stocks are contained in the Trust's Portfolio. The Sponsor cannot predict what impact, if any, the year 2000 Problem will have on the stocks in the Trust.

                   ESSENTIAL INFORMATION REGARDING THE TRUST

                            AS OF AUGUST 23, 1999(1)



Sponsor: PaineWebber Incorporated
Trustee: Investors Bank & Trust Company
Initial Date of Deposit: August 24, 1999


   Total Value of Securities Held by the Trust: .............................   $
   Total Number of Units(2): ................................................   100,000
   Fractional Undivided Interest in the Trust Represented by Each Unit: .....   1/100,000th
   Calculation of Public Offering Price Per Unit(2),(3)
    Public Offering Price per Unit ..........................................   $10.00
    Less Reimbursement to Sponsor for Initial Organizational Costs(6) .......   $
    Less Initial Sales Charge(4)* of 1% of Offering Price
     (1.00% of net amount invested per 100 Units) ...........................   $0.10
    Net Asset Value per Unit ................................................   $
    Net Asset Value for 100,000 Units .......................................   $
    Divided by 100,000 Units(2) .............................................   $
Redemption Value**: .........................................................   $
Evaluation Time: ............................................................   4:0
0 P.M. New York time.
Income Account Distribution Dates(5): .......................................        , 1999 and
                                                                                quarterly thereafter and
                                                                                the Mandatory
                                                                                Termination Date.
Capital Account Distribution Dates(5): ......................................   December 31, 1999 and the
                                                                                Mandatory Termination
                                                                                Date. No distributions of
                                                                                less than $.05 per Unit
                                                                                need be made from the
                                                                                Capital Account on any
                                                                                Distribution Date.
Record Dates: ...............................................................       , 1999 and quarterly
                                                                                thereafter.
Mandatory Termination Date: .................................................
Discretionary Liquidation Amount: ...........................................   40% of the value of Securities
                                                                                upon completion of the
                                                                                deposit of the Securities.
Estimated Initial Organizational Costs of the Trust(6): .....................   $   per Unit.
Estimated Annual Expenses of the Trust(7) ...................................   $   per Unit.

----------
(1) The date prior to the Initial Date of Deposit.

(2) As of the close of business on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price Per Unit will equal approximately $10.00, based on the 4:00 p.m. Eastern time valuation of the Stocks in the Portfolio on such date. Subsequently, to the extent of any such adjustment in the number of Units, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(3) The Public Offering Price will be based upon the value of the stocks next computed following any purchase orders received plus the applicable sales charges and will vary on any date after August 24, 1999 from the Public Offering Price per Unit shown above. Following the Initial Date of Deposit, costs incurred in purchasing additional securities will be at the expense of the Trust. Any investor purchasing Units after the Initial Date of Deposit will also pay a proportionate share of any accumulated dividends in the Income Account. (See "Essential Information Regarding the Trust--Additional Deposits," "Risk Factors and Special Considerations" and "Valuation" in Part B of this Prospectus).


                                                          continued on page A-9

(4) The Initial Sales Charge is 1% per 100 Units. In addition, ten (10) monthly Deferred Sales Charges of $2.00 per 100 Units (totalling $20.00 per 100 Units) will be deducted from the Trust's net asset value during the third
    (3rd) through twelfth (12th) months of the Trust's thirteen (13) month life. The Initial Sales Charge is reduced on purchases of Units worth $50,000 or more. See "Public Offering of Units--Sales Charge and Volume Discount" in Part B of this Prospectus.

(5) See "Distributions" in Part B of this Prospectus.

(6) Investors purchasing Units during the initial offering period will reimburse the Sponsor for all or a portion of the costs incurred by the Sponsor in connection with organizing the Trust and offering the Units for sale described more fully in "Public Offering Price" in Part B of this Prospectus (collectively, the "Initial Organizational Costs"). These costs have been
    estimated at $    per Unit based upon the expected number of Units to be
    created during the initial offering period. Certain Securities purchased with the proceeds of the Public Offering Price will be sold by the Trustee at the completion of the initial public offering period to reimburse the Sponsor for Initial Organizational Costs actually incurred. If the actual Initial Organizational Costs are less than the estimated amount, only the actual Initial Organizational Costs will be deducted from the assets of the Trust. If, however, the amount of the actual Initial Organizational Costs are greater than the estimated amount, only the estimated amount of the Initial Organizational Costs will be deducted from the assets of the Trust.

(7) See "Expenses of the Trust" in Part B of this Prospectus. Estimated dividends from the securities purchased, based upon last dividends actually paid, are expected by the Sponsor to be sufficient to pay estimated annual expenses of the Trust. If such dividends and income paid are insufficient to pay expenses, the Trustee is authorized to sell securities in an amount sufficient to pay such expenses. (See "Administration of the Trust" and "Expenses of the Trust" in Part B of this Prospectus.)

 * The sales charge will not be assessed on securities sold to reimburse the Sponsor for the Initial Organizational Costs.

** This figure reflects deduction of the Initial Sales Charge of 1.00% and the Deferred Sales Charges of $0.20 per Unit. As of the close of the initial offering period, the Redemption Value will be reduced to reflect the payment of Initial Organizational Costs (see "Summary of Risk Factors" and "Comparison of Public Offering Price and Redemption Value" in Part B of this Prospectus).

                        REPORT OF INDEPENDENT AUDITORS



        THE UNITHOLDERS, SPONSOR AND TRUSTEE
        THE PAINEWEBBER EQUITY TRUST, ABCs TRUST SERIES 3

        We have audited the accompanying Statement of Net Assets of The PaineWebber Equity Trust, ABCs Trust Series 3, including the Schedule of Investments, as of August 24, 1999. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation with Investors Bank & Trust Company, Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown in the financial statement as of August 24, 1999. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The PaineWebber Equity Trust, ABCs Trust Series 3 at August 24, 1999, in conformity with generally accepted accounting principles.



                                              ERNST & YOUNG LLP



        New York, New York
        August 24, 1999

                         THE PAINEWEBBER EQUITY TRUST,
                              ABCS TRUST SERIES 3
                            STATEMENT OF NET ASSETS

                AS OF INITIAL DATE OF DEPOSIT, AUGUST 24, 1999


                                                  NET ASSETS
-----------------------------------------------------------------------------------------
       Sponsor's Contracts to Purchase underlying Securities backed by irrevocable letter of credit (a) .................................  $
       Reimbursement to Sponsor for Initial Organizational Costs (b) .....
                                                                            ---------
           Total .........................................................  $
                                                                            =========
       Units outstanding (c) .............................................     100,000
                                         ANALYSIS OF NET ASSETS
-----------------------------------------------------------------------------------------
        Cost to investors (d) ............................................  $1,000,000
        Less: Gross underwriting commissions (e) .........................
         Reimbursement to Sponsor for Initial Organizational Costs .......
                                                                            ----------
           Net Assets ....................................................  $
                                                                            ==========

----------
     (a) The aggregate cost to the Trust of the securities listed under "Schedule of Investments" in this Prospectus Part A is determined by the Trustee on the basis set forth under "Public Offering of Units--Public Offering Price" in Part B of this Prospectus. See also the column headed "Cost of Securities to Trust" under "Schedule of Investments" in this Prospectus Part A. Pursuant to contracts to purchase securities, an irrevocable letter of credit drawn on The Chase Manhattan Bank, in the amount of $2,000,000 has been deposited with the Trustee, Investors Bank & Trust Company for the purchase of
$       aggregate value of Securities in the initial deposit and for the purchase of Securities in subsequent deposits.

     (b) Investors purchasing Units during the initial offering period will reimburse the Sponsor for all or a portion of the costs incurred by the Sponsor in connection with organizing the Trust and offering the Units for sale as described more fully in "Public Offering Price" in Part B of this Prospectus (collectively, the "Initial Organizational Costs"). These costs have been
estimated at $     per Unit based upon the expected number of Units to be
created during the initial offering period. Certain Stocks purchased with the proceeds of the Public Offering Price will be sold by the Trustee at the completion of the initial public offering period to reimburse the Sponsor for Initial Organizational Costs actually incurred. If the actual Initial Organizational Costs are less than the estimated amount, only the actual Initial Organizational Costs will be deducted from the assets of the Trust. If, however, the amount of the actual Initial Organizational Costs are greater than the estimated amount, only the estimated amount of the Initial Organizational Costs will be deducted from the assets of the Trust.

     (c) Because the value of Stocks at the Valuation Time on the Initial Date of Deposit may differ from the amounts shown in this Statement of Net Assets, the number of Units offered on the Initial Date of Deposit will be adjusted from the initial number of Units shown to maintain the $10 per Unit offering price only for that day. The Public Offering Price on any subsequent day will vary.

     (d) The aggregate public offering price is computed on the basis set forth under "Public Offering of Units--Public Offering Price" in Part B of this Prospectus.

     (e) Assumes the maximum Initial Sales Charge of 1.00% of the Public Offering Price. Additionally, Deferred Sales Charges of $2.00 per 100 Units, payable in ten equal monthly installments on the tenth (10th) day of each month from the third (3rd) through twelfth (12th) months of the Trust for an aggregate amount of $20.00 per 100 Units, will be deducted. Distributions will be made to an account maintained by the Trustee from which the Deferred Sales Charges obligation of the Unitholders to the Sponsor will be met. If Units are
sold, redeemed or exchanged prior to            , the remaining portion of the
distribution applicable to such redeemed Units will be transferred to the account on such sale, exchange or redemption date. The sales charges are computed on the basis set forth under "Public Offering of Units--Sales Charge and Volume Discount" in Part B of this Prospectus. Based on the projected total
assets of $      , the estimated maximum Deferred Sales Charge would be
$      .

                         THE PAINEWEBBER EQUITY TRUST
                              ABCS TRUST SERIES 3

                            SCHEDULE OF INVESTMENTS

                 AS OF INITIAL DATE OF DEPOSIT, AUGUST 24, 1999


COMMON STOCKS (1)




 PRIMARY INDUSTRY SOURCE AND     NUMBER OF     COST OF SECURITIES
        NAME OF ISSUER             SHARES        TO TRUST(2)(3)
-----------------------------   -----------   -------------------
                                                  $
                                                  ---------------
  TOTAL INVESTMENTS                               $
                                                  ===============

----------
(1)   All Stocks are represented entirely by contracts to purchase such Stocks.

(2) Valuation of the Securities by the Trustee was made as described in "Valuation" in Part B of this Prospectus as of the close of business on the business day prior to the Initial Date of Deposit.
(3)   The [gain][loss] to the Sponsor on the Initial Date of Deposit is $   .
 *    Non-income producing security.

                            PAINEWEBBER EQUITY TRUST
                               ABCs TRUST SERIES 3





     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES NOR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.





                                    SPONSOR:


                            PAINEWEBBER INCORPORATED




           THIS PROSPECTUS CONSISTS OF TWO PARTS: PART A AND PART B.
                     PROSPECTUS PART B DATED       , 1999.

         Prospectus Part B may not be distributed unless accompanied by
                              Prospectus Part A.


     This Prospectus Part B contains a description of the important features of the PaineWebber Equity Trust, ABCs Trust Series 3 and also includes a more detailed discussion of the investment risks that a Unitholder might face while holding Trust Units.

                           PAINEWEBBER EQUITY TRUST
                              ABCS TRUST SERIES 3
                               PROSPECTUS PART B

--------------------------------------------------------------------------------
                     THE COMPOSITION OF THE TRUST PORTFOLIO


     PaineWebber observes that the challenge for many investors today is to build a portfolio that offers the potential for solid performance from the thousands of issues currently trading in the market. PaineWebber has historically maintained a commitment to providing its clients with superior, performance-oriented equity research.

     Analysts' Best Calls ("ABCs") is a compilation of PaineWebber's research analysts' top stock selections. More than 50 of PaineWebber's senior analysts covering over 50 different industries each select a stock from their respective sectors based on their assessment of the likelihood that the stock will outperform the market over the next 12 months. It is the stock the analyst believes has the highest total return potential in its universe coupled with the highest level of conviction, and must be rated either "buy" or "attractive" by PaineWebber. ABCs are drawn from the entire range of industries and companies covered by the PaineWebber Equity Research Department (the "Equity Research Department"). Historically, the ABCs list has comprised approximately 40 to 50 stocks. The stocks included in the Trust (the "Stocks") were chosen from the entire universe of the stocks on the Summer 1999 ABCs list. Investors should note that because the Stocks held by the Trust were subject to several selection screens described below, the Trust may not hold the entire ABCs list.

     The Stocks included in the Trust were chosen in the following manner: first, all Stocks had to be ABCs as of the day prior to the Initial Date of Deposit. Second, the issuer of each Stock had to have a minimum market capitalization of $3 billion. Third, only Stocks chosen by PaineWebber research analysts who rated at least 20% of their followed stocks either "Buy" or "Attractive", were permitted to be included in the Trust. All Stocks meeting these three criteria were included as Stocks in the Trust's Portfolio shown under the heading "Schedule of Investments" in Part A of this Prospectus.

     All the Stocks in the Trust Portfolio are common stocks issued by companies that may receive income and derive revenues from multiple industry sources but whose primary industry is listed in the "Schedule of Investments" in Part A of this Prospectus.



                   THE PAINEWEBBER EQUITY RESEARCH DEPARTMENT

     The Equity Research Department seeks to identify today's best investment opportunities based on established and emerging economic, market, industry and company trends. PaineWebber's investment strategy is based on a thematic approach to investing, which seeks to identify market-impacting trends before they emerge. Equities' share of household assets is now a record 42% and is expected to go higher. (The previous peak of 39% was reached in 1968.) The Equity Research Department expects the factors behind this trend--low interest rates, subdued inflation, education & retirement needs and an inadequate Social Security System--to remain in place for the foreseeable future, ensuring that households continue to invest a significant portion of their financial assets in equities. This continued flow of funds could represent $25 trillion incremental market value over the next 15 years, versus the current approximate value of the markets of $13 trillion.

     Using a fundamental approach, PaineWebber's research professionals visit with the company management teams and evaluate their strategies in terms of the probable impact on corporate earnings.

At PaineWebber, the process involves a constant and dynamic dialogue among strategists, economists and analysts; using leading-edge technology, they look at information from the top down and the bottom up, challenging each others' assumptions and continuously sharpening their focus on both major issues and supporting details. After visiting their companies, building detailed financial models, evaluating near-and-longer term prospects for each company and its competitors, establishing valuation frameworks for each stock, and factoring-in the work of PaineWebber's strategists and economists, the analyst assigns an investment rating to the stock.

     PaineWebber analysts assign one of four investment ratings to each stock under research coverage: "Buy", "Attractive", "Neutral" or "Unattractive". Each rating assumes a 12-month time horizon and is based on a stock's total return potential (stock price appreciation plus dividend) relative to the market. A "Buy" rating is assigned to those stocks PaineWebber believes will achieve total return of at least 20%. A stock rated "Attractive" is one which PaineWebber believes will offer total return of 10-20% in the coming 12-month period. The "Neutral" rating is assigned to those stocks which are selling within 10% of the PaineWebber analysts' estimated price targets one year out and whose stock prices are not expected to change materially in price during the next 12 months. The "Unattractive" rating is assigned to those stocks which PaineWebber believes has at least ten percentage points more downside risk than the current dividend yield, assuming a flat market environment.

     The Research Department has been long recognized as one of the leaders on Wall Street. Only PaineWebber has been named among the top 10 investment firms in Institutional Investor's "All America Research Team," in each of its 27 annual surveys. Institutional Investor bases this ranking on the opinions of directors of research, chief investment officers, portfolio managers and analysts of major money management institutions. Additionally, The Wall Street Journal reported that PaineWebber's "Performance Portfolio," which is submitted by the Research Department to Zacks Investment Research, ranked first among the submitted lists of 15 major firms for the five-year period ended March 31, 1999, achieving a return of 278.7%. For the one-year performance period ended March 31, 1999, PaineWebber's Performance Portfolio was ranked number 5 out of 15 firms, achieving a return of 17.9%. The Wall Street Journal arrives at this ranking by comparing the estimated performance of stocks on the recommended lists submitted by 15 major brokerage firms. The performance figures are computed using a variety of data, including stock price changes, dividends and hypothetical trading commissions of 1%. Each brokerage firm constructs its recommended list using the criteria it deems important; PaineWebber's Performance Portfolio consists of a select list of stocks rated "Buy" or "Attractive" by PaineWebber's investment research analysts. There is no assurance that PaineWebber will be successful in stock selection during the term of this Trust or will continue to be highly ranked among investment firms for stock selection. The stocks on the ABCs list may not be, during the term of this Trust, the same stocks as those contained in the Performance Portfolio.

     Additional Deposits. After the first deposit on the Initial Date of Deposit the Sponsor may, from time to time, cause the deposit of additional Securities ("Additional Securities") in the Trust where additional Units are to be offered to the public. (See "The Trust" in this Prospectus Part B). The Trust, when acquiring such Additional Securities, may purchase Stocks notwithstanding that, at the time of such purchase, such Stocks are no longer included in the most current ABCs list. Costs incurred in acquiring such Additional Securities will be borne by the Trust. Unitholders will experience a dilution of their investment as a result of such brokerage fees and other expenses paid by the Trust during additional deposits of Securities purchased by the Trustee with cash or cash equivalents pursuant to instructions to purchase such Securities. (See "The Trust" and "Risk Factors and Special Considerations" in this Prospectus Part B.)

     Public Offering Price. Units will be charged a combination of an Initial Sales Charge on the date of purchase of 1.00% of the Public Offering Price, plus Deferred Sales Charges which will aggregate $20.00 per 100 Units over the third (3rd) through twelfth (12th) months of the thirteen (13) month life of the Trust. For example, on a $1,000 investment, $990.00 is invested in the Trust and a $10.00 Initial Sales Charge is collected. In addition, a Deferred Sales charge of $2.00 per 100 Units will be deducted from the Trust's net asset value on the tenth (10th) day of each month from months three (3) through twelve (12) of the Trust's life for a total of $20.00. This deferred method of payment keeps more of the investor's money invested over a longer period of time than would be the case if a single sales charge of the same amount were collected on the initial date of purchase. The Initial Sales Charge is reduced on a graduated scale for volume purchasers and is reduced for certain other purchasers. Units are offered at the Public Offering Price computed as of the Evaluation Time for all sales subsequent to the previous evaluation. The Public Offering Price on any date subsequent to the Initial Date of Deposit, will vary from the Public Offering Price set forth on page A- of this Prospectus. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment will have any amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind redemption. (See "Public Offering of Units" in this Prospectus Part B). In addition, during the initial public offering period, the Public Offering Price per 100 Units will include an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the Initial Organizational Costs described more fully in "Public Offering Price" in this Prospectus Part B.

     Distributions. The Stocks in the Trust were chosen for their total return potential, not for their income potential. The Trustee will make distributions on the Distribution Dates. (See "Distributions", "Exchange Option" and "Administration of the Trust" in this Prospectus Part B.) Unitholders may elect to have their Income and Capital Account distributions automatically reinvested into additional Units of the Trust at no Initial Sales Charge (see "Reinvestment Plan") in this Prospectus Part B. (Such Units, like all Units, will be subject to Deferred Sales Charges.) Upon termination of the Trust, the Trustee will distribute to each Unitholder of record on such date his pro rata share of the Trust's assets, less expenses. The sale of Securities in the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.

     Termination. Unitholders may receive their termination proceeds in cash (or, at the Sponsor's election, in kind for distributions in excess of $500,000) after the Trust terminates (see "Termination of the Trust" in this Prospectus Part B). Unless advised to the contrary by the Sponsor, the Trustee will begin to sell the Securities held in the Trust approximately twenty days prior to the Mandatory Termination Date. Moneys held upon such sale or maturity of Securities will be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The Trust will terminate approximately thirteen (13) months after the Initial Date of Deposit regardless of market conditions at the time. (See "Termination of the Trust" and "Federal Income Taxes" in this Prospectus Part B.)

     Exchange Option. So long as the Sponsor continues to offer new series of the ABCs Trust, Unitholders may exercise their exchange option in lieu of
selling or redeeming their Units on or after the                      Special
Redemption Date, at a reduced sales charge described under "Exchange Option" in this Prospectus Part B. The Sponsor reserves the right not to offer new ABCs Trusts and there is no guarantee that a new Trust will be available on or after
the                      Special Redemption Date.

     Market for Units. The Sponsor, though not obligated to do so, presently intends to maintain a secondary market for Units. The public offering price in the secondary market will be based upon the value of the Securities next determined after receipt of a purchase order, plus the applicable sales charge. (See "Public Offering of Units--Public Offering Price" and "Valuation" in this Prospectus Part B.) If a secondary market is not maintained, a Unitholder may dispose of his Units only through redemption. With respect to redemption requests in excess of $500,000, the Sponsor may determine in its sole discretion to direct the Trustee to redeem units "in kind" by distributing Securities to the redeeming Unitholder. (See "Redemption" in this Prospectus Part B.)


THE TRUST

     The Trust is one of a series of similar but separate unit investment trusts created under New York law by the Sponsor pursuant to a Trust Indenture and Agreement* (the "Indenture") dated as of the Initial Date of Deposit, between PaineWebber Incorporated, as Sponsor and Investors Bank & Trust Company, as Trustee (the "Trustee"). The objective of the Trust is total return through an investment in equity securities selected from PaineWebber's Analysts' Best Calls ("ABCs") list. Of course, there can be no assurance that the objective of the Trust will be achieved.

     On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of Stocks together with an irrevocable letter or letters of credit of a commercial bank or banks in an amount at least equal to the purchase price. The value of the Securities was determined on the basis described under "Valuation" in this Prospectus Part B. In exchange for the deposit of the contracts to purchase Securities, the Trustee delivered to the Sponsor a receipt for Units representing the entire ownership of the Trust.

     With the deposit on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the Securities in the Trust (determined by reference to the number of shares of each issue of Stock). The Sponsor may, from time to time, cause the deposit of Additional Securities in the Trust when additional Units are to be offered to the public or pursuant to the Reinvestment Plan. During the 90-day period following the Initial Date of Deposit, deposits of Additional Securities or cash in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the original proportionate relationship among the number of shares of each Security. The original proportionate relationship is subject to adjustment to reflect the occurrence of a stock split or a similar event which affects the capital structure of the issuer of a Security but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event, to reflect a merger or reorganization, to reflect the acquisition of Securities or to reflect a sale or other disposition of a Security. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities (see "Administration of the Trust--Portfolio Supervision" in this Prospectus Part B). Units may be continuously offered to the public by means of this Prospectus (see "Public Offering of Units--Public Offering Price" in this Prospectus Part B) resulting in a potential increase in the number of Units outstanding. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the number of shares of each of the Securities comprising the Portfolio immediately prior to such deposit of Additional Securities. Stock dividends issued in lieu of cash dividends, if any, received by the Trust will be sold by the Trustee and the proceeds therefrom shall be added to the Income Account. (See "Administration of the Trust" and "Reinvestment Plan" in this Prospectus Part
B).


----------
*Reference is hereby made to said Trust Indenture and Agreement and any statements contained herein are qualified in their entirety by the provisions of said Trust Indenture and Agreement.

     On the Initial Date of Deposit each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Essential Information Regarding the Trust" in Part A of this Prospectus. However, if additional Units are issued by the Trust (through the deposit of Additional Securities for purposes of the sale of additional Units or pursuant to the Reinvestment Plan), the aggregate value of Securities in the Trust will be increased and the fractional undivided interest represented by each Unit in the balance will be decreased. If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced, and the fractional undivided interest represented by each remaining Unit in the balance will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unitholder (which may include the Sponsor) or until the termination of the Trust. (See "Termination of the Trust" in this Prospectus Part B.)

     INVESTORS SHOULD BE AWARE THAT THE TRUST, UNLIKE A MUTUAL FUND, IS NOT A "MANAGED" FUND AND AS A RESULT THE ADVERSE FINANCIAL CONDITION OF A COMPANY WILL NOT RESULT IN ITS ELIMINATION FROM THE PORTFOLIO EXCEPT UNDER CERTAIN LIMITED CIRCUMSTANCES (SEE "TRUST ADMINISTRATION--PORTFOLIO ADMINISTRATION" IN THIS PROSPECTUS PART B). IN ADDITION, SECURITIES WILL NOT BE SOLD BY THE TRUST TO TAKE ADVANTAGE OF MARKET FLUCTUATIONS OR CHANGES IN ANTICIPATED RATES OF APPRECIATION.

     Investors should note that PaineWebber, in its general securities business, acts as agent or principal in connection with the purchases and sales of equity securities, including the Securities in the Trust, and may act as a market maker in certain of the Securities. PaineWebber also from time to time issues reports and may make recommendations relating to equity securities, including the Securities in the Trust, and has provided, and may continue to provide, investment banking services to the issuers of the Securities.

     Investors should note in particular that the Securities were selected by the Sponsor as of the Initial Date of Deposit. The Trust may continue to purchase Additional Securities when additional Units are offered to the public or pursuant to the Reinvestment Plan, or may continue to hold Securities originally selected through this process. This may be the case even though the Securities may no longer be included in the current ABCs list or the evaluation of the attractiveness of such Securities may have changed and, if the evaluation were performed again at that time, the Securities would not be selected for the Trust. In addition, the Sponsor may continue to sell Trust Units even if PaineWebber changes a recommendation relating to one or more Securities in the Trust.



RISK FACTORS AND SPECIAL CONSIDERATIONS

     An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in common stocks in general. The general risks are associated with the rights to receive payments from the issuer which are generally inferior to creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Holders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims against the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

     The Trust is not appropriate for investors who require high current income or seek conservation of capital.

     Common stocks do not represent an obligation of the issuer. Therefore, they do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Unlike debt securities which typically have a stated principal amount payable at maturity, common stocks do not have a fixed principal amount or a maturity. Additionally, the value of the Stocks in the Trust may be expected to fluctuate over the life of the Trust.

     Certain of the Stocks in the Trust may be ADRs which are subject to additional risks. (See "Schedule of Investments" in Part A of this Prospectus.) ADRs evidence American Depositary Shares ("ADS"), which, in turn, represent common stock of foreign issuers deposited with a custodian in a depositary. (For purposes of this Prospectus, the term "ADR" generally includes "ADS".) ADRs involve certain investment risks that are different from those found in stocks issued by domestic issuers. These investment risks include potential political and economic developments, potential establishment of exchange controls, new or higher levels of taxation, or other governmental actions which might adversely affect the payment or receipt of payment of dividends on the common stock of foreign issuers underlying such ADRs. ADRs may also be subject to current foreign taxes, which could reduce the yield on such securities. Also, certain foreign issuers are not subject to reporting requirements under U.S. securities laws and therefore may make less information publicly available than that provided by domestic issuers. Further, foreign issuers are not necessarily subject to uniform financial reporting, auditing and accounting standards and practices which are applicable to publicly traded domestic issuers.

     In addition, the securities underlying the ADRs held in the Trust are generally denominated, and pay dividends, in foreign currency. An investment in securities denominated and principally traded in foreign currencies involves investment risk substantially different than an investment in securities that are denominated and principally traded in U.S. dollars. This is due to currency exchange rate risk, because the U.S. dollar value of the shares underlying the ADRs and of their dividends will vary with the fluctuations in the U.S. dollar foreign exchange rates for the relevant currency in which the shares underlying the ADRs are denominated. The Trust, however, will compute its income in United States dollars, and to the extent any of the Stocks in the Trust pay income or dividends in foreign currency, the Trust's computation of income will be made on the date of its receipt by the Trust at the foreign exchange rate then in effect. PaineWebber observes that, in the recent past, most foreign currencies have fluctuated widely in value against the U.S. dollar for many reasons, including the soundness of the world economy, supply and demand of the relevant currency, and the strength of the relevant regional economy as compared to the economies of the United States and other countries. Exchange rate fluctuations are also dependent, in part, on a number of economic factors including economic conditions within the relevant country, interest rate differentials between currencies, the balance of imports and exports of goods and services, and the transfer of income and capital from one country to another. These economic factors in turn are influenced by a particular country's monetary and fiscal policies, perceived political stability (particularly with respect to transfer of capital) and investor psychology, especially that of institutional investors, who make assessments of the future relative strength or weakness of a particular currency. As a general rule, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

     Any distributions of income to Unitholders will generally depend upon the declaration of dividends by the issuers of Securities and the declaration of dividends depends upon several factors, including the financial condition of the issuers and general economic conditions. In addition, there are investment risks common to all equity issues. The Stocks may appreciate or depreciate in value depending upon a variety of factors, including the full range of economic and market influences affecting corporate profitability, the financial condition of issuers, changes in national or worldwide economic conditions, and the prices of equity securities in general and the Stocks in particular. Distributions of income, generally made by declaration of dividends, is also dependent upon several factors, including those discussed above in the preceding sentence.

     The Sponsor's buying and selling of the Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units or to reimburse the Sponsor for the Initial Organizational Costs, or to pay the accrued Deferred Sales Charge to the Sponsor may impact upon the value of the underlying Securities and the Units. For example, the Sponsor's acquisition of certain of the Securities in open market purchases may have the unintended result of increasing the closing market price for such Securities at the close of business on the date(s) of such purchases. The publication of the list of the Securities selected for the Trust may also cause increased buying activity in certain of the Securities comprising the Trust portfolio. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by the Trust may cause the Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust and may also increase the amount of the profit realized by the Sponsor on the purchase of the Securities from their issuers.

     Investors should note that the creation of additional Units subsequent to the Initial Date of Deposit may have an effect upon the value of previously existing Units. To create additional Units the Sponsor may deposit cash (or cash equivalents, e.g., a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities in amounts and in percentage relationships described above under "The Trust." To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Additional Security and the time the cash is used to purchase the Additional Security, Units will represent less or more of that Security and more or less of the other Securities in the Trust. Unitholders will be at risk because of price fluctuations during this period since if the price of shares of a Security increases, Unitholders will have an interest in fewer shares of that Security, and if the price of a Security decreases, Unitholders will have an interest in more shares of that Security, than if the Security had been purchased on the date cash was deposited with instructions to purchase the Security. In order to minimize these effects, the Trust will attempt to purchase Additional Securities as closely as possible to the Evaluation Time or at prices as closely as possible to the prices used to evaluate the Trust at the Evaluation Time. Thus price fluctuations during this period will affect the value of every Unitholder's Units and the income per Unit received by the Trust. In addition, costs incurred in connection with the acquisition of Additional Securities will be at the expense of the Trust and will affect the value of every Unitholder's Units.

     Investors should note that the Trust has adopted an internal policy which prohibits the ownership of any issue of Securities by all series of the ABCs Trust combined beyond 9.9% of the then-current outstanding common stock of such issue. The Sponsor is authorized to immediately discontinue the offering of any additional Units of any ABCs Trust Series, including those to be created for Reinvestment Plan purposes, until such time as all ABCs Trust series, in the aggregate, hold less than 9.9% of the then-current outstanding common stock of such issuer.

     In the event a contract to purchase a Stock to be deposited on the Initial Date of Deposit or any other date fails, cash held or available under a letter or letters of credit, attributable to such failed contract may be reinvested in another stock or stocks having characteristics sufficiently similar to the Stocks originally deposited (in which case the original proportionate relationship shall be adjusted) or, if not so reinvested, distributed to Unitholders of record on the last day of the month in which the failure occurred. The distribution will be made twenty days following such record date and, in the event of such a distribution, the Sponsor will refund to each Unitholder the portion of the sales charge attributable to such failed contract.

     To the extent that a significant number of Unitholders exercise their
exchange option on or after the            Special Redemption Date, the Trust
will experience a correspondingly significant redemption at such time thereby reducing the size of the Trust. Such redemptions may increase the expense ratios for Unitholders who hold their Units until the Mandatory Termination Date. See "Exchange Option" in this Prospectus Part B.

     Because the Trust is organized as a unit investment trust, rather than as a management investment company, the Trustee and the Sponsor do not have authority to manage the Trust's assets fully in an attempt to take advantage of various market conditions to improve the Trust's net asset value, but may dispose of Securities only under certain limited circumstances. (See the discussion below relating to disposition of Stocks which may be the subject of a tender offer, merger or reorganization and also the discussion under the caption "Administration of the Trust--Portfolio Supervision" in this Prospectus Part B.)

     A number of the Securities in the Trust may also be owned by other clients of the Sponsor. However, because these clients may have investment objectives which differ from that of the Trust, the Sponsor may sell certain Securities from such clients' accounts in instances where a sale of such Securities by the Trust would be impermissible, such as to maximize return by taking advantage of attractive market fluctuations in such Securities. As a result, the amount realized upon the sale of the Securities from the Trust may not be the highest price attained for an individual Security during the life of the Trust.

     Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 and therefore may not properly process and calculate date-related information and data (commonly known as the "Year 2000 Problem"). As with all investment and financial companies, the Year 2000 Problem may have an adverse impact upon the handling of securities trades, pricing and account services and other activities conducted by or for the Trust. The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust. The Year 2000 Problem is expected to impact corporations, which may include issuers of Securities contained in the Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Securities contained in the Trust.

     The Sponsor may have acted as underwriter, manager, or co-manager of a public offering of the Securities deposited into the Trust on the Initial Date of Deposit, or as an adviser to one or more of the issuers of the Securities, during the last three (3) years. The Sponsor or affiliates of the Sponsor may serve as specialists in the Securities on one or more stock exchanges and may have a long or short position in any of these Securities or in options on any of them, and may be on the opposite sides of public orders executed on the floor of an exchange where the Securities are listed. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any of the Securities or in options on them.

     The Sponsor does not know of any pending litigation as of the Initial Date of Deposit that might reasonably be expected to have a material adverse effect on the Portfolio, although pending litigation may have a material adverse effect on the value of Securities in the Portfolio. In addition, at any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Portfolio or the issuers of such Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolio. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Portfolio or will not impair the ability of issuers of the Securities to achieve their business goals.

     Certain of the Stocks may be attractive acquisition candidates pursuant to mergers, acquisitions and tender offers. In general, tender offers involve a bid by an issuer or other acquiror to acquire a stock based on the terms of its offer. Payment generally takes the form of cash, securities (typically bonds or notes), or cash and securities. The Indenture contains provisions requiring the Trustee to follow certain procedures regarding mergers, acquisitions, tender offers and other corporate actions. Under certain circumstances, the Trustee, at the direction of the Sponsor, may hold or sell any stock or securities received in connection with such corporate actions (see "Administration of the Trust--Portfolio Supervision" in this Prospectus Part B).

     The Trust is not appropriate for investors who require high current income or seek conservation of capital.


FEDERAL INCOME TAXES

     In the opinion of Carter, Ledyard & Milburn, counsel for the Sponsor, under existing law:

     1. The Trust is not an association taxable as a corporation for federal income tax purposes. Under the Internal Revenue Code of 1986, as amended (the "Code"), each Unitholder will be treated as the owner of a pro rata portion of the Trust, and income of the Trust will be treated as income of the Unitholder. Each Unitholder will be considered to have received all of the dividends paid on such Unitholder's pro rata portion of each Security when such dividends are received by the Trust, whether or not such dividends are used to pay a portion of Trust expenses or whether they are automatically reinvested in additional Trust Units (see "Reinvestment Plan" in this Prospectus Part B).

     2. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, or other disposition) or when the Unitholder sells its Units or redeems its Units for cash. The total tax cost of each Unit to a Unitholder is allocated among each of the Securities in accordance with the proportion of the Trust comprised by each Security to determine the per Unit tax cost for each Security.

     3. The Trust is not an association taxable as a corporation for New York State income tax purposes. Under New York State law, each Unitholder will be treated as the owner of a pro rata portion of the Trust and the income of the Trust will be treated as income of the Unitholders.

     The following general discussion of the federal income tax treatment of an investment in Units of the Trust is based on the Code and United States Treasury Regulations (established under the Code) as in effect on the date of this Prospectus. The federal income tax treatment applicable to a Unitholder may depend upon the Unitholder's particular tax circumstances. The tax-treatment applicable to non-U.S. investors is not addressed in this Prospectus. Future legislative, judicial or administrative changes could modify the statements below and could affect the tax consequences to Unitholders. Accordingly, each Unitholder is advised to consult his or her own tax advisor concerning the effect of an investment in Units.

     General. Each Unitholder must report on its federal income tax return a pro rata share of the entire income of the Trust, derived from dividends on Stocks gains or losses upon dispositions of Securities by the Trust and a pro rata share of the expenses of the Trust.


     Distributions with respect to Stock, to the extent they do not exceed current or accumulated earnings and profits of the distributing corporation, will be treated as dividends to the Unitholders and will be subject to income tax at ordinary rates. Corporate Unitholders may be entitled to the dividends-received deduction discussed below.


     To the extent distributions with respect to a Stock were to exceed the issuing corporation's current and accumulated earnings and profits, they would not constitute dividends. Rather, they would be treated as a tax free return of capital and would reduce a Unitholder's tax cost for such Stock. This reduction in basis would increase any gain, or reduce any loss, realized by the Unitholder on any subsequent sale or other disposition of such stock or of Units. After the tax cost has been reduced to zero, any additional distributions in excess of current and accumulated earnings and profits would be taxable as gain from the sale of Stock.


     A Unitholder who is an individual, estate or trust may be disallowed certain itemized deductions described in Code Section 67, including compensation paid to the Trustee and administrative expenses of the Trust, to the extent these itemized deductions, in the aggregate, do not exceed two percent of the Unitholder's adjusted gross income. Thus, a Unitholder's taxable income from an investment in Units may further exceed amounts distributed to the extent amounts are used by the Trust to pay expenses.


     Capital gains realized by noncorporate taxpayers are generally taxable at a maximum rate of 20% if the taxpayer has a holding period of more than 12 months.


     Any Unitholder exercising the Exchange Option on or after the Special Redemption Date will recognize capital gain or loss with respect to the Securities but will not be entitled to a deduction for certain capital losses realized on the Securities sold and, because of the exchange procedures, will not receive a cash distribution with which to pay such taxes (see "Exchange Option" in this Prospectus Part B).


     Corporate Dividends-Received Deduction. Corporate holders of Units may be eligible for the dividends-received deduction with respect to distributions treated as dividends, subject to the limitations provided in Sections 246 and 246A of the Code. The dividends-received deduction generally equals 70 percent of the amount of the dividend. As a result, the maximum effective tax rate on dividends received generally will be reduced from 35 percent to 10.5 percent. A portion of the dividends-received deduction may, however, be subject to the alternative minimum tax. Individuals, partnerships, trusts, S corporations and certain other entities are not eligible for the dividends-received deduction.

PUBLIC OFFERING OF UNITS

     Public Offering Price. The public offering price per Unit is based on the aggregate market value of the Securities, next determined after the receipt of a purchase order, divided by the number of Units outstanding plus the sales charge set forth below. The public offering price per Unit is computed by dividing the Trust Fund Evaluation, next determined after receipt of a purchase order, by the number of Units outstanding plus the sales charge. (See "Valuation" in this Prospectus Part B.) The Public Offering Price on any date subsequent to the Initial Date of Deposit will vary from the Public Offering Price calculated on the business day prior to the Initial Date of Deposit (as
set forth on page A-   hereof) due to fluctuations in the value of the Stocks
among other factors. In addition, during the initial public offering period, a portion of the Public Offering Price also consists of an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the Initial Organizational Costs in the amount shown as a per Unit amount in "Essential Information Regarding the Trust" in Part A of this Prospectus. The Initial Organizational Costs include the cost of preparing the registration statement, trust documents and closing documents for the Trust, registering with the Securities and Exchange Commission (the "SEC") and the 50 States, the initial fees of the Trustee's and Sponsor's counsel, and the initial audit of the Trust's portfolio. The sales charge will not be assessed on those Securities held in the Trust and sold by the Trustee at the end of the public offering period to reimburse the Sponsor for the Initial Organizational Costs. See "Administration of the Trust--Accounts" in this Prospectus Part B for a description of the method by which the Trustee will sell such Securities.

     Sales Charge and Volume Discount. Units will be charged a Total Sales Charge of 3.00% per 100 Units which is a combination of the Initial and Deferred Sales Charges. The Initial Sales Charge will be $10.00 per 100 Units (1.00% of the Public Offering Price). Commencing in the third (3rd) month and continuing through the twelfth (12th) month of the Trust's thirteen (13) month life, the Deferred Sales Charge per 100 Units will be $20.00, approximately 2.00% of the Public Offering Price. Because the Deferred Sales Charge per 100 Units is $20.00 regardless of the price paid for Units, the Total Sales Charge expressed as a percentage of the Public Offering Price will vary with the price you pay to purchase Units. So, for example, if an investor bought 100 Units for $1,000 (including the Initial Sales Charge of $10.00 and held the Units until the Trust terminates, such investor would pay a Total Sales Charge of $30.00 or 3.00% of the acquisition price for such Units. If, however, an investor bought 100 Units for $900 (including the Initial Sales Charge of $9.00), such investor would pay a Total Sales Charge of $29.00 or 3.2% of the acquisition price for such Units. Conversely, if an investor bought 100 Units for $1,100 (including the Initial Sales Charge of $11.00), such investor would pay a total of $31.00 or 2.8% of the acquisition price for such Units.

     The Deferred Sales Charge is a charge of $20.00 per 100 Units and is accrued in ten (10) monthly installments during the first twelve (12) months of the life of the Trust ($20.00 annual total) commencing in the third (3rd) month of the Trust. UNITS REDEEMED OR REPURCHASED PRIOR TO THE ACCRUAL OF THE FINAL DEFERRED SALES CHARGES INSTALLMENT WILL HAVE THE AMOUNT OF ANY INSTALLMENTS REMAINING DEDUCTED FROM THE REDEMPTION OR REPURCHASE PROCEEDS OR DEDUCTED IN CALCULATING AN IN-KIND REDEMPTION, ALTHOUGH THIS DEDUCTION WILL BE WAIVED IN THE EVENT OF DEATH OR DISABILITY (AS DEFINED IN THE INTERNAL REVENUE CODE) OF AN INVESTOR.

     The Deferred Sales Charge will be accrued on the books of the Trust and will be paid to the Sponsor, upon the Sponsor's request. The Trustee is directed to sell Securities to make this payment. It is anticipated that the Securities will not be sold to pay the Deferred Sales Charges until after the date of the final installment. Investors will be at risk for market price fluctuations in the Securities from the several installment accrual dates to the date of actual sales of Securities to satisfy this liability.

     A discount in the Initial Sales Charge is available to volume purchasers of Units due to economies of scale in sales effort and sales related expenses relating to volume purchases. The Initial Sales Charge applicable to volume purchasers of Units is reduced on a graduated scale as set forth below for sales made on a single day to any person of at least $50,000 or 5,000 Units, applied on whichever basis is more favorable to the purchaser.



                                                                                                       MAXIMUM DOLLAR
                                       INITIAL SALES CHARGE                TOTAL SALES CHARGE            AMOUNT OF
                                ---------------------------------- ----------------------------------  DEFERRED SALES
AGGREGATE DOLLAR                 AS % OF PUBLIC     AS % OF NET     AS % OF PUBLIC     AS % OF NET       CHARGE PER
VALUE OF UNITS*                  OFFERING PRICE   AMOUNT INVESTED   OFFERING PRICE   AMOUNT INVESTED     100 UNITS
------------------------------- ---------------- ----------------- ---------------- ----------------- ---------------
 Up to $49,999 ................        1.00%            1.01%             3.00%            3.09%          $ 20.00
 $50,000 to $99,999 ...........        0.75             0.76              2.75             2.83           $ 20.00
 $100,000 to $249,999 .........        0.50             0.50              2.50             2.56           $ 20.00
 $250,000 to $499,999..........        0.25             0.25              2.25             2.30           $ 20.00
 $500,000 or more .............        0.00             0.00              2.00             2.04           $ 20.00

----------
* The Initial Sales Charge applicable to volume purchasers according to the table above will be applied either on a dollar or Unit basis, depending upon which basis provides a more favorable purchase price to the purchaser.

     The volume discount on the Initial Sales Charge shown above will apply to all purchases of Units on any one day by the same person in the amounts stated herein, and for this purpose purchases of Units of this Trust will NOT be aggregated with concurrent purchases of any other trust which may be offered by the Sponsor. Units held in the name of the purchaser's spouse or in the name of a purchaser's child under the age of 21 are deemed for the purposes hereof to be registered in the name of the purchaser. The reduced Initial Sales Charges are also applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

     No Initial Sales Charge will be imposed on Units of the Trust acquired by Unitholders in connection with participation in the Reinvestment Plan (see "Reinvestment Plan" in this Prospectus Part B).

     Employee Discount. Due to the realization of economies of scale in sales effort and sales related expenses with respect to the purchase of Units by employees of the Sponsor and its affiliates, the Sponsor intends to permit employees of the Sponsor and its affiliates and certain of their relatives to purchase Units of the Trust with no Initial Sales Charge imposed, subject only to the Deferred Sales Charges remaining on the Units received.

     Distribution of Units. The minimum purchase in the initial public offering is $250. Only whole Units may be purchased.

     The Sponsor is the sole underwriter of the Units. Sales may, however, be made to dealers who are members of the National Association of Securities
Dealers, Inc. ("NASD") at prices which include a concession of $    per Unit at
the highest sales charge, subject to change from time to time. The difference between the sales charge and the dealer concession will be retained by the Sponsor. In the event that the dealer concession is 90% or more of the sales charge per Unit, dealers taking advantage of such concession may be deemed to be underwriters under the Securities Act of 1933.

     The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. The Sponsor intends to qualify the Units in all states of the United States, the District of Columbia and the Commonwealth of Puerto Rico.

     Secondary Market for Units. While not obligated to do so, the Sponsor intends to maintain a secondary market for the Units and continuously offer to purchase Units at the Trust Fund Evaluation per

Unit next computed after receipt by the Sponsor of an order from a Unitholder. The Sponsor may cease to maintain such a market at any time, and from time to time, without notice. In the event that a secondary market for the Units is not maintained by the Sponsor, a Unitholder desiring to dispose of Units may tender such Units to the Trustee for redemption at the price calculated in the manner set forth under "Redemption" in this Prospectus Part B. Redemption requests in excess of $500,000 may be redeemed "in kind" as described under "Redemption." The Sponsor does not in any way guarantee the enforceability, marketability, value or price of any of the stocks in the Trust, nor that of the Units.

     Investors should note that the Trust Fund Evaluation per Unit at the time of sale or tender for redemption may be less than the price at which the Unit was purchased.

     The Sponsor may redeem any Units it has purchased in the secondary market if it determines for any reason that it is undesirable to continue to hold these Units in its inventory. Factors which the Sponsor may consider in making this determination will include the number of units of all series of all trusts which it holds in its inventory, the saleability of the Units and its estimate of the time required to sell the Units and general market conditions.

     A Unitholder who wishes to dispose of his Units should inquire of his bank or broker as to current market prices in order to determine if over-the-counter prices exist in excess of the redemption price and the repurchase price (see "Redemption" in this Prospectus Part B).

     Sponsor's Profits. In addition to the applicable sales charge, the Sponsor realizes a profit (or sustains a loss) in the amount of any difference between the cost of the Stocks to the Sponsor and the price at which it deposits the Stocks in the Trust in exchange for Units, which is the value of the Stocks, determined by the Trustee as described under "Valuation" in this Prospectus Part B. The cost of Stock to the Sponsor includes the amount paid by the Sponsor for brokerage commissions. These amounts are an expense of the Trust.

     Cash, if any, received from Unitholders prior to the settlement date for the purchase of Units or prior to the payment for Securities upon their delivery may be used in the Sponsor's business subject to the limitations of Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

     In selling any Units in the initial public offering after the Initial Date of Deposit, the Sponsor may realize profits or sustain losses resulting from fluctuations in the net asset value of outstanding Units during the period. In maintaining a secondary market for the Units, the Sponsor may realize profits or sustain losses in the amount of any differences between the price at which it buys Units and the price at which it resells or redeems such Units.


REDEMPTION

     Units may be tendered to Investors Bank & Trust Company for redemption at its office in person, or by mail at Hancock Towers, 200 Clarendon Street, Boston, MA 02116 upon payment of any transfer or similar tax which must be paid to effect the redemption. At the present time, there are no such taxes. No redemption fee will be charged by the Sponsor or Trustee. A written instrument of redemption must be signed by the Unitholder. Unitholders must sign exactly as their names appear on the records of the Trustee with signatures guaranteed by an eligible guarantor institution or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator, or certificates of corporate authority. Unitholders should contact the Trustee to determine whether additional documents are necessary. Units tendered to the Trustee for redemption will be cancelled, if not repurchased by the Sponsor.

     Units will be redeemed at the Redemption Value per Unit next determined after receipt of the redemption request in good order by the Trustee. The Redemption Value per Unit is determined by dividing the Trust Fund Evaluation by the number of Units outstanding. (See "Valuation" in this Prospectus Part B.) Unitholders who redeem prior to the accrual of the final Deferred Sales Charges installment will have the amount of any installments remaining deducted from their redemption proceeds or deducted in calculating an in-kind redemption, although this deduction will be waived in the event of death or disability (as defined in the Internal Revenue Code) of an investor.

     A redemption request is deemed received on the business day (see "Valuation" in this Prospectus Part B for a definition of business day) when such request is received prior to 4:00 p.m. If it is received after 4:00 p.m., it is deemed received on the next business day. During the period in which the Sponsor maintains a secondary market for Units, the Sponsor may repurchase any Unit presented for tender to the Trustee for redemption no later than the close of business on the second business day following such presentation and Unitholders will receive the Redemption Value next determined after receipt by the Trustee of the redemption request. Proceeds of a redemption will be paid to the Unitholder no later than the seventh calendar day following the date of tender (or if the seventh calendar day is not a business day on the first business day prior thereto).

     With respect to cash redemptions, amounts representing income received shall be withdrawn from the Income Account, and, to the extent such balance is insufficient and for remaining amounts, from the Capital Account. The Trustee is empowered, to the extent necessary, to sell Securities to meet redemptions. The Trustee will sell Securities in such manner as is directed by the Sponsor. In the event no such direction is given, Stocks will be sold pro rata, to the extent possible, and if not possible, the Trustee may designate Securities to be sold. (See "Administration of the Trust" in this Prospectus Part B.) However, with respect to redemption requests in excess of $500,000, the Sponsor may determine in its sole discretion to direct the Trustee to redeem Units "in kind" by distributing Stocks to the redeeming Unitholder. When Stocks are so distributed, a proportionate amount of each Stock will be distributed, rounded to avoid the distribution of fractional shares and using cash or checks where rounding is not possible. The Sponsor may direct the Trustee to redeem Units "in kind" even if it is then maintaining a secondary market in Units of the Trust. Securities will be valued for this purpose as set forth under "Valuation" in this Prospectus Part B. A Unitholder receiving a redemption "in kind" may incur brokerage or other transaction costs in converting the Stocks distributed into cash. The availability of redemption "in kind" is subject to compliance with all applicable laws and regulations, including the Securities Act of 1933, as amended.

     To the extent that Securities are redeemed in kind or sold, the size and diversity of the Trust will be reduced. Sales will usually be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption. In addition, because of the minimum amounts in which Securities are required to be sold, the proceeds of sale may exceed the amount required at the time to redeem Units; these excess proceeds will be distributed to Unitholders on the Distribution Dates.

     To the extent that a significant number of Unitholders exercise the
Exchange Option on or after the                    Special Redemption Date, the
Trust will experience a correspondingly significant redemption at such time, thereby reducing the size of the Trust. Such redemption may increase the expense ratios for Unitholders who hold their Units until the Mandatory Termination Date. See "Exchange Option" in this Prospectus Part B.

     The Trustee may, in its discretion, and will, when so directed by the Sponsor, suspend the right of redemption, or postpone the date of payment of the Redemption Value, for more than seven calendar days following the day of tender for any period during which the New York Stock Exchange, Inc. is closed other than for weekend and holiday closings; or for any period during which the SEC determined that trading on the New York Stock Exchange, Inc. is restricted or for any period during which an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable; or for such other period as the SEC may by order permit for the protection of Unitholders. The Trustee is not liable to any person or in any way for any loss or damages which may result from any such suspension or postponement, or any failure to suspend or postpone when done in the Trustee's discretion.



VALUATION

     The Trustee will calculate the Trust's value (the "Trust Fund Evaluation") per Unit at the Evaluation Time set forth under "Essential Information Regarding the Trust" in Part A of this Prospectus (1) on each business day as long as the Sponsor is maintaining a bid in the secondary market, (2) on the business day on which any Unit is tendered for redemption, (3) on any other day desired by the Sponsor or the Trustee and (4) upon termination, by adding (a) the aggregate value of the Securities and other assets determined by the Trustee as set forth below, (b) cash on hand in the Trust, including dividends receivable on Stock trading ex-dividend and income accrued held but not yet distributed (other than any cash held in any reserve account established under the Indenture or cash held for the purchase of Contract Securities) and (c) accounts receivable for Securities sold and any other assets of the Trust not included in (a) and (b) above, and deducting therefrom the sum of (v) taxes or other governmental charges against the Trust not previously deducted, (w) accrued fees and expenses of the Trustee and the Sponsor (including legal and auditing expenses), other Trust expenses and any accrued Deferred Sales Charge installment not yet paid to the Sponsor (x) cash allocated for distributions to Unitholders and amounts owed to the Sponsor in reimbursement of Initial Organizational Costs and (y) accounts payable for Units tendered for redemption and any other liabilities of the Trust Fund not included in (v), (w), (x) and
(y) above. The per Unit Trust Fund Evaluation is calculated by dividing the result of such computation by the number of Units outstanding as of the date thereof. Business days do not include Saturdays, Sundays, New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day and other days that the New York Stock Exchange is closed.

     The value of Stocks shall be determined by the Trustee in good faith in the following manner: (1) if the domestic Stocks are listed on one or more national securities exchanges or on the National Market System maintained by the National Association of Securities Dealers Automated Quotations System, such evaluation shall be based on the last reported sale price on that day (unless the Trustee deems such price inappropriate as a basis for evaluation) on the exchange which is the principal market thereof (deemed to be the New York Stock Exchange in the case of the domestic Stocks if such Stocks are listed thereon), (2) if there is no such appropriate sales price on such exchange or system, at the mean between the closing bid and asked prices on such exchange or system (unless the Trustee deems such price inappropriate as a basis for evaluation), (3) if the Stocks are not so listed or, if so listed and the principal market therefor is other than on such exchange or there are no such appropriate closing bid and asked prices available, such evaluation shall be made by the Trustee in good faith based on the closing sale price in the over-the-counter market (unless the Trustee deems such price inappropriate as a basis for evaluation) or (4) if there is no such appropriate closing price, then (a) on the basis of current bid prices,

(b) if bid prices are not available, on the basis of current bid prices for comparable securities, (c) by the Trustee's appraising the value of the Stock in good faith on the bid side of the market or (d) by any combination thereof. The tender of a Stock pursuant to a tender offer will not affect the method of valuing such Stock.


COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION VALUE

     The Stocks are valued on the same basis for the initial and secondary markets and for purposes of redemptions. On the business day prior to the Initial Date of Deposit, the Public Offering Price per Unit (which figure includes the Initial Sales Charge) exceeded the Redemption Value. (See "Essential Information" in Part A of this Prospectus). The prices of Stocks are expected to vary. For this reason and others, including the fact that the Public Offering Price includes the sales charge, the amount realized by a Unitholder upon redemption of Units may be less than the price paid by the Unitholder for such Units. Also, as of the close of the initial public offering period, the Redemption Value per Unit will be reduced to reflect the sale of Securities made to reimburse the Sponsor for the Initial Organizational Costs.


EXPENSES OF THE TRUST

     The Sponsor will receive a fee, which is earned for portfolio supervisory services, and which is based upon the largest number of Units outstanding
during the calendar year. The Sponsor's fee, which is not to exceed $     per
Unit per calendar year, may exceed the actual costs of providing portfolio supervisory services for the Trust, but at no time will the total amount it receives for portfolio supervisory services rendered to all series of the PaineWebber Equity Trust in any calendar year exceed the aggregate cost to it of supplying such services in such year.

     For its services as Trustee and Evaluator, the Trustee will be paid in
monthly installments, annually $     per Unit, based on the largest number of
Units outstanding during the previous month. In addition, the regular and
recurring expenses of the Trust are estimated to be $     per Unit, which
include, but are not limited to certain mailing, printing, and audit expenses. These expenses, including expenses in excess of this estimate, will be borne by the Trust. The Trustee could also benefit to the extent that it may hold funds in non-interest bearing accounts created by the Indenture.

     The Sponsor's fee and Trustee's fee may be increased without approval of the Unitholders by an amount not exceeding a proportionate increase in the category entitled "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor or, if the Price Index is no longer published, a similar index as determined by the Trustee and Sponsor.

     In addition to the above, the following charges are or may be incurred by the Trust and paid from the Income Account, or, to the extent funds are not available in such Account, from the Capital Account (see "Administration of the Trust--Accounts" in this Prospectus Part B): (1) fees for the Trustee for extraordinary services; (2) expenses of the Trustee (including legal and auditing expenses) and of counsel; (3) various governmental charges; (4) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of the Unitholders; (5) indemnification of the Trustee for any loss, liabilities or expenses incurred by it in the administration of the Trust without gross negligence, bad faith or wilful misconduct on its part;
(6) brokerage commissions and other expenses incurred in connection with the purchase and sale of Securities; and (7) expenses incurred upon termination of the Trust. In addition, to the extent then permitted by the SEC, the Trust may incur expenses of maintaining registration or qualification of the Trust or the Units under Federal or state securities laws so long as the Sponsor is maintaining a secondary market (including, but not limited to, legal, auditing and printing expenses).

     The accounts of the Trust shall be audited not less than annually by independent public accountants selected by the Sponsor. The expenses of the audit shall be an expense of the Trust. So long as the Sponsor maintains a secondary market, the Sponsor will bear any annual audit expense which exceeds $0.50 per Unit, unless the Trustee has been advised that such expenses are permitted by the SEC to be deducted from the Trust. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.

     The fees and expenses set forth above are payable out of the Trust and when unpaid will be secured by a lien on the Trust. Based upon the last dividend paid prior to the Initial Date of Deposit, dividends on the Stocks are expected to be sufficient to pay the entire amount of estimated expenses of the Trust. To the extent that dividends paid with respect to the Stocks are not sufficient to meet the expenses of the Trust, the Trustee is authorized to sell Securities to meet the expenses of the Trust. Securities will be selected in the same manner as is set forth under "Redemption" in this Prospectus Part B.



RIGHTS OF UNITHOLDERS

     Ownership of Units is evidenced by recordation on the books of the Trustee. In order to avoid additional operating costs and for investor convenience, certificates will not be issued.



DISTRIBUTIONS

     The Trustee will distribute net dividends and interest, if any, from the Income Account on the quarterly Income Account Distribution Dates to Unitholders of record on the preceding Record Date. Distributions from the Capital Account will be made on the Capital Account Distribution Date to Unitholders of record on the preceding Record Date. Distributions of less than $.05 per Unit need not be made from the Capital Account on any Distribution Date. See "Essential Information" in Part A of this Prospectus. Whenever required for regulatory or tax purposes, the Trustee will make special distributions of any dividends or capital on special Distribution Dates to Unitholders of record on special Record Dates declared by the Trustee.

     If and to the extent that the Sponsor, on behalf of the Trust, receives a favorable response to a no-action letter request which it intends to submit to the Division of Investment Management of the SEC with respect to reinvesting cash proceeds received by the Trust, the Trustee may reinvest such cash proceeds in additional Securities held in the Trust Fund at such time. Such reinvestment shall be made so that each deposit of additional Securities shall be made so as to match as closely as practicable the percentage relationships of shares of Stocks and such reinvestment shall be made in accordance with the parameters set forth in the no-action letter response. If the Sponsor and the Trustee determine that it shall be necessary to amend the Indenture to comply with the parameters set forth in the no-action letter response, such documents may be amended without the consent of Unitholders. There can be no assurance that the Sponsor will receive a favorable no-action letter response.

     Unitholders may elect to have their Income Account and Capital Account distributions automatically reinvested into additional Units of the Trust at no Initial Sales Charge. (See "Reinvestment Plan" in this Prospectus Part B).

     Upon termination of the Trust, each Unitholder of record on such date will receive his pro rata share of the amounts realized upon disposition of the Securities plus any other assets of the Trust, less expenses of the Trust. (See "Termination of the Trust" in this Prospectus Part B.)

REINVESTMENT PLAN

     Income Account and Capital Account distributions on Units may be reinvested by participating in the Trust's Reinvestment Plan (the "Reinvestment Plan"). To participate in the Reinvestment Plan, a Unitholder must contact his broker, dealer or financial institution to determine whether he may participate in the Reinvestment Plan. Under the Reinvestment Plan, the Units acquired for current Unitholders will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of Additional Securities, contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities. Deposits or purchases of Additional Securities will be made so as to maintain the percentage relationships of shares of Stocks, except as discussed under "The Trust" in this Prospectus Part B. Purchases made pursuant to the Reinvestment Plan will be made without any Initial Sales Charge at the net asset value for Units of the Trust; of course, such Units will be subject to the Deferred Sales Charges remaining on Units received. Under the Reinvestment Plan, the Trust will pay the distributions to the Trustee which in turn will purchase for those participating Unitholders whole Units of the Trust at the price determined as of the close of business on the Distribution Date and will add such Units to the Unitholder's account. The Unitholder's account statement will reflect the reinvestment. The Trustee will not issue fractional Units, thus any cash remaining after purchasing the maximum number of whole Units will be distributed to the Unitholder. Unitholders wishing to terminate their participation in the Reinvestment Plan must notify their broker, dealer or financial institution of such decision. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.


EXCHANGE OPTION

     So long as the Sponsor continues to offer new ABCs Trusts, Unitholders, in lieu of selling or redeeming their Units, may elect, by contacting the Sponsor no later than 12 noon on the Exchange Notification Date described below, to exchange their Units in the Trust for units of the next ABCs Trust on or after
the     Special Redemption Date at no Initial Sales Charge. Units acquired by means of the Exchange Option will, of course, be subject to the Deferred Sales Charges aggregating $20.00 per 100 Units. No election to exchange may be made prior to 40 days before the date set forth in the notice sent by the Distribution Agent (defined below) (the "Exchange Notification Date") and any exchange election will be revocable at any time prior to 12 noon on the Exchange Notification Date. It is expected that the terms of the new Trust will be substantially the same as those of this Trust. The Sponsor reserves the right not to offer new ABCs Trusts and there is no guarantee that a new Trust
will be available on or after the     Special Redemption Date.

     An exchange of a Unitholder's Units will be accomplished by the in-kind redemption of such Units, followed by the distribution, and sale (for those securities that do not appear on the ABCs List that is the subject of the new ABCs Trust), of the underlying Securities by the Trustee acting as the distribution agent (the "Distribution Agent") on behalf of participating Unitholders, and the reinvestment of the distributed securities and the sale proceeds (net of brokerage fees, governmental charges and other sale expenses) in units of the next ABCs Trust at their then-current net asset value.

     Exchanges will be effected in whole Units only. Any excess proceeds from Unitholders' Units being surrendered will be returned. Unitholders will be permitted to advance new money in order to complete an exchange to round up to the next highest number of Units.

     The Sponsor intends to direct the sale of the distributed Securities not appearing on the new ABCs List by the Distribution Agent, as quickly as practicable, subject to the concerns that the concentrated sale of large volumes of securities may affect market prices in a manner adverse to the interest of investors.

Accordingly, the Sponsor may, in its sole discretion, undertake to cause a more gradual sale of such Securities to help mitigate any negative market price consequences caused by this large volume of securities trades. In order to minimize potential losses caused by market movement during this period, program trades may be utilized in connection with the sales of the distributed Securities, which might increase brokerage commissions payable by investors. There can be no assurance, however, that any trading procedures will be successful or might not result in less advantageous prices. Sales of Securities pursuant to program trades will be made at such Securities' closing prices on the exchange or system where they are principally traded.


     Unitholders are encouraged to consult with their own tax advisors as to the consequences to them of electing the Exchange Option. Certain of the stocks that appeared on the ABCs List used to create Series 1 may also appear on the Summer 1999 ABCs List which is used to create Series 3; if so, such stocks will be transferred to Series 3 ("Rollover Stocks"). Stocks in Series 1 which are not in Series 3 will be sold and the proceeds from such sale will be used to buy the remaining stocks for Series 3. To the extent that Rollover Stocks are transferred, for the account of electing Unitholders, to ABCs Trust Series 3, rather than being sold, Unitholders electing the Exchange Option will not recognize taxable gain or loss in respect of such Rollover Stocks. Unitholders of Series 1 who make this election will recognize a tax gain or loss for their pro rata portion of the stocks that are not Rollover Stocks because a taxable gain or loss, will occur, to the extent that stocks held in the Series 1 are sold for their account, even though the proceeds of sale will be reinvested in ABCs Trust Series 3. Series 1 Unitholders should be aware that they will not receive a cash distribution to pay any taxes owed.


     The Sponsor reserves the right to modify, suspend or terminate this Exchange Option at any time with notice to Unitholders. In the event the Exchange Option is not available to a Unitholder at the time he wishes to exercise it, the Unitholder will be immediately notified and no action will be taken with respect to his Units without further instruction from the Unitholder.


     To exercise the Exchange Option, a Unitholder should notify the Sponsor by no later than 12 noon on the Exchange Notification Date that such Unitholder wishes to exercise the Exchange Option and to use the proceeds from the sale of underlying Securities in respect of his in-kind redemption of Units of this Trust to purchase Units of the next ABCs Trust from the Sponsor. If Units of the next ABCs Trust are at that time available for sale, and if such Units may lawfully be sold in the state in which the Unitholder is resident, the Unitholder will be provided with a current prospectus or prospectuses relating to such next ABCs Trust series.


     Unitholders who do not exercise the Exchange Option, or otherwise sell or redeem their Units, will continue to hold their Units until the termination of the Trust; however, depending upon the extent of participation in the Exchange Option, the aggregate size of the Trust may be sharply reduced, resulting in a significant increase in per Unit expenses.


     The Division of Investment Management of the SEC is of the view that the Exchange Option constitutes an "exchange offer", for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited absent an exemptive order. The Sponsor has received exemptive orders under
Section 11(c) which the Sponsor believes permit the offering of this Exchange Option, but no assurance can be given that the SEC will concur with the Sponsor's position and additional regulatory approvals may be required. In addition, Section 17(a) of the Investment Company Act prohibits one trust series from selling securities to another trust series when such trust series are under the control of a common sponsor. With regard to the Exchange Option,
Section 17(a) would prohibit the direct transfer of securities from one ABCs Trust Series to another on the books of the Trustee without an exemptive order. The Sponsor has received an exemptive order from the SEC which, subject to certain exceptions, permits the direct transfer of securities from one ABCs Trust Series to another on the books of the Trustee.

ADMINISTRATION OF THE TRUST

     Accounts. All dividends and interest received on Securities, proceeds from the sale of Securities or other moneys received by the Trustee on behalf of the Trust may be held in trust in non-interest bearing accounts until required to be disbursed.

     The Trustee will credit on its books to an Income Account dividends, if any, and interest income, on Securities in the Trust. All other receipts (i.e., return of principal and gains) are credited on its books to a Capital Account. A record will be kept of qualifying dividends within the Income Account. The pro rata share of the Income Account and the pro rata share of the Capital Account represented by each Unit will be computed by the Trustee as set forth under "Valuation" in this Prospectus Part B.

     The Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, amounts necessary to pay expenses incurred by the Trust. (See "Expenses and Charges" in this Prospectus Part B.) In addition, the Trustee may withdraw from the Income Account and the Capital Account such amounts as may be necessary to cover redemption of Units by the Trustee. (See "Redemption" in this Prospectus Part B.) In addition, distributions of amounts necessary to pay (1) the Initial Organizational Costs and (2) the Deferred Sales Charges will be made from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, to special accounts maintained by the Trustee for purposes of (1) reimbursing the Sponsor and (2) satisfying Unitholders' Deferred Sales Charges obligations, respectively. To the extent that funds are not available in the Capital Account to meet certain charges or expenses, the Trustee may sell Securities. Upon notification from the Sponsor that the initial offering period is terminated, the Trustee, at the direction of the Sponsor, will cause the sale of Securities in an amount equal to the Initial Organizational Costs as certified to it by the Sponsor. Although the Sponsor may collect the Deferred Sales Charges monthly, currently the Sponsor does not anticipate sales of Securities to pay
such sales charges until after the                    Special Redemption Date.

     The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any other governmental charges payable out of the Trust.

     Reports and Records. With any distribution from the Trust, Unitholders will be furnished with a statement setting forth the amount being distributed from each account.

     The Trustee keeps records and accounts of the Trust at its office in Boston, including records of the names and addresses of Unitholders, a current list of underlying Securities in the portfolio and a copy of the Indenture. Records pertaining to a Unitholder or to the Trust (but not to other Unitholders) are available to the Unitholder for inspection at reasonable times during business hours.

     Within a reasonable period of time after the end of such calendar year
1999 and by      , 2000, the Trustee will furnish each person who was a
Unitholder at any time during such periods an annual report containing the following information, expressed in reasonable detail both as a dollar amount and as a dollar amount per Unit: (1) a summary of transactions for such year in the Income and Capital Accounts and any Reserves; (2) any Securities sold during such periods and the Securities held at the end of such periods; (3) the Trust Fund Evaluation per Unit, based upon a computation thereof on the last business day of such period); and (4) amounts distributed to Unitholders during such periods.

     Portfolio Supervision. The portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security under the following circumstances:

     (1) upon the failure of the issuer to declare or pay anticipated dividends or interest;

     (2) upon the institution of a materially adverse action or proceeding at law or in equity seeking to restrain or enjoin the declaration or payment of dividends or interest on any such Securities or the existence of any other materially adverse legal question or impediment affecting such Securities or the declaration or payment of dividends or interest on the same;

     (3) upon the breach of covenant or warranty in any trust indenture or other document relating to the issuer which might materially and adversely affect either immediately or contingently the declaration or payment of dividends on such Securities;

     (4) upon the default in the payment of principal or par or stated value of, premium, if any, or income on any other outstanding securities of the issuer or the guarantor of such Securities which might materially and adversely, either immediately or contingently, affect the declaration or payment of dividends on the Securities;

     (5) upon the decline in price or the occurrence of any materially adverse credit factors, that in the opinion of the Sponsor, make the retention of such Securities not in the best interest of the Unitholder;

     (6) upon a decrease in the Sponsor's internal rating of the Security; or


     (7) upon the happening of events which, in the opinion of the Sponsor, negatively affect the economic fundamentals of the issuer of the Security or the industry of which it is a part.

     Securities may also be tendered or sold in the event of a tender offer, merger or acquisition in the manner described under "The Trust" in this Prospectus Part B.


AMENDMENT OF THE INDENTURE

     The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent or to alter any provision as may be required by the SEC to make such other provisions as will not adversely affect the interest of the Unitholders.

     The Indenture may also be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to implement a program to reinvest cash proceeds received by the Trust in connection with corporate actions and in other situations, when and if the Sponsor receives a favorable response to the no-action letter request which it intends to submit to the Division of Investment Management at the SEC discussed above (see "Distributions" in this Prospectus Part B). There can be no assurance that a favorable no-action letter response will be received.

     The Indenture may be amended in any respect by the Sponsor and the Trustee with the consent of the holders of 51% of the Units then outstanding; provided that no such amendment shall (1) reduce the interest in the Trust represented by a Unit or (2) reduce the percentage of Unitholders required to consent to any such amendment, without the consent of all Unitholders.

     The Trustee will promptly notify Unitholders of the substance of any amendment affecting Unitholders' rights or their interest in the Trust.


TERMINATION OF THE TRUST

     The Indenture provides that the Trust will terminate on the Mandatory Termination Date. If the value of the Trust as shown by any evaluation is less than forty per cent (40%) of the market value of the Stocks upon completion of the deposit of Stocks, the Trustee may in its discretion, and will when so directed by the Sponsor, terminate such Trust. The Trust may also be terminated at any time by the written consent of 51% of the Unitholders or by the Trustee upon the resignation or removal of the Sponsor if the Trustee determines termination to be in the best interest of the Unitholders. In no event will the Trust continue beyond the Mandatory Termination Date.

     Unless advised to the contrary by the Sponsor, approximately 20 days prior to the termination of the Trust the Trustee will begin to sell the Securities held in the Trust and will then, after deduction of any fees and expenses of the Trust and payment into the Reserve Account of any amount required for taxes or other governmental charges that may be payable by the Trust, distribute to each Unitholder, after due notice of such termination, such Unitholder's pro rata share in the Income and Capital Accounts. Moneys held upon the sale of Securities may be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The sale of Securities in the Trust in the period prior to termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.


SPONSOR

     The Sponsor, PaineWebber Incorporated, is a corporation organized under the laws of the State of Delaware. The Sponsor is a member firm of the New York Stock Exchange, Inc. as well as other major securities and commodities exchanges and is a member of the National Association of Securities Dealers, Inc. The Sponsor is engaged in a security and commodity brokerage business as well as underwriting and distributing new issues. The Sponsor also acts as a dealer in unlisted securities and municipal bonds and in addition to participating as a member of various selling groups or as an agent of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

     The Indenture provides that the Sponsor will not be liable to the Trustee, the Trust or to the Unitholders for taking any action or for refraining from taking any action made in good faith or for errors in judgment, but will be liable only for its own willful misfeasance, bad faith, gross negligence or willful disregard of its duties. The Sponsor will not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities in the Trust.

     The Indenture is binding upon any successor to the business of the Sponsor. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on the business of the Sponsor and duly assumes all the obligations of the Sponsor under the Indenture. In such event the Sponsor shall be relieved of all further liability under the Indenture.

     If the Sponsor fails to undertake any of its duties under the Indenture, becomes incapable of acting, becomes bankrupt, or has its affairs taken over by public authorities, the Trustee may either appoint a successor Sponsor or Sponsors to serve at rates of compensation determined as provided in the Indenture or terminate the Indenture and liquidate the Trust.

TRUSTEE

     The Trustee is Investors Bank & Trust Company, a Massachusetts trust company with its principal office at Hancock Towers, 200 Clarendon Street, Boston, Massachusetts 02116, toll-free number 800-356-2754, which is subject to supervision by the Massachusetts Commissioner of Banks, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

     The Indenture provides that the Trustee will not be liable for any action taken in good faith in reliance on properly executed documents or the disposition of moneys, Securities or Certificates or in respect of any valuation which it is required to make, except by reason of its own gross negligence, bad faith or willful misconduct, nor will the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities in the Trust. In the event of the failure of the Sponsor to act, the Trustee may act and will not be liable for any such action taken by it in good faith. The Trustee will not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee. The Trustee will be indemnified and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability.


INDEPENDENT AUDITORS

     The Statement of Net Assets and Schedule of Investments audited by Ernst & Young LLP, independent auditors, have been included in reliance on their report given on their authority as experts in accounting and auditing.


LEGAL OPINIONS

     The legality of the Units offered hereby has been passed upon by Carter, Ledyard & Milburn, 2 Wall Street, New York, New York, as counsel for the Sponsor.

                           PAINEWEBBER EQUITY TRUST

                              ABCS TRUST SERIES 3

                      TRUSTEE:                                         SPONSOR:
INVESTORS BANK & TRUST COMPANY                          PAINEWEBBER INCORPORATED
               Hancock Towers,                            1200 Harbor Boulevard,
          200 Clarendon Street                             Weehawken, N.J. 07087
           Boston, Mass. 02116                                    (201) 902-3000
                (800) 356-2754



--------------------------------------------------------------------------------
This Prospectus does not include all of the information with respect to The PaineWebber Equity Trust, ABCs Trust Series 3 set forth in its Registration Statement filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C. under the:

     o  Securities Act of 1933 (File No. 333-    ) and
     o  Investment Company Act of 1940 (File No. 811-3722)

TO OBTAIN COPIES FROM THE COMMISSION AT PRESCRIBED RATES--
WRITE: Public Reference Section of the Commission
     450 Fifth Street, N.W., Washington, D.C. 20549
CALL:   1--800--SEC--0330
VISIT:  http://www.sec.gov



--------------------------------------------------------------------------------
No person is authorized to give any information or make any representation about this Trust not contained in this Prospectus, and you should not rely on any other information. Read and keep both parts of the Prospectus for future reference.



--------------------------------------------------------------------------------
PROSPECTUS DATED          , 1999

              CONTENTS OF REGISTRATION STATEMENT


          This registration statement comprises the following documents:

          The facing sheet.
          The Prospectus.
          The Undertaking to file reports.
          The signatures.

          The following exhibits:

          1. Ex. 99.A1 Standard Terms and Conditions of Trust dated as of July 1, 1998 between PaineWebber Incorporated, Depositor, Investors Bank & Trust Co., as Trustee (incorporated by reference to Exhibit 2 in File No. 333-55697).

          2. Ex. 99.A6 Certificate of Incorporation of PaineWebber Incorporated, as amended (incorporated by reference to Exhibit
8 in File No. 2-88344).

          3. Ex. 99.A6 By-Laws of PaineWebber Incorporated, as amended (incorporated by reference to Exhibit A(6)(a) in File No.
811-3722).

          The following exhibits to be supplied by amendment:

          1. Ex.99.A2 Copy of Trust Indenture and Agreement between PaineWebber Incorporated, Depositor, Investors Bank & Trust Co. as Trustee incorporating by reference Standard Terms and Conditions of Trust dated as of July 1, 1998.

          2. Ex.99.A5 Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust).

          3. Ex.99.2 Opinion of Counsel as to legality of securities being registered.

          4. Ex.99.C1 Opinion of Counsel as to income tax status of securities being registered.

          5. Ex.99.C2  Consent of Ernst and Young, LLP Independent
Auditors.

                     FINANCIAL STATEMENTS


          1. Statement of Condition of the Trust as shown in the current Prospectus for this series.

          2.   Financial Statements of the Depositor.

          PaineWebber Group-Financial Statements incorporated by reference to Form 10-K and 10-Q, File No. 1-7367, respectively.

SIGNATURE


         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 2nd day of June, 1999.

                                            THE PAINEWEBBER EQUITY TRUST,
                                              ABCs TRUST SERIES 3
                                            (Registrant)
                                            By: PaineWebber Incorporated
                                            (Depositor)


                                            -----------------------------------
                                            Robert Holley
                                            Senior Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed on behalf of PaineWebber Incorporated the Depositor by the following persons who constitute a majority of the Executive Committee of its Board of Directors in the following capacities and in the City of New York, and State of New York, on this 2nd day of June, 1999.

PAINEWEBBER INCORPORATED

     Name                                      Office
     ----                                      ------
Donald B. Marron                   Chairman, Chief Executive
                                   Officer, Director & Member of
                                   the Executive Committee*
Regina A. Dolan                    Executive Vice President, Chief
                                   Financial Officer & Director of PaineWebber
                                   Incorporated*
Joseph J. Grano, Jr.               President, Retail Sales & Marketing,
                                   Director & Member of the Executive
                                   Committee*
Steve P. Baum                      Executive Vice President, Director of
                                   PaineWebber Incorporated*
Robert H. Silver                   Executive Vice President Director of
                                   Paine Webber Incorporated*
Mark B. Sutton                     Executive Vice President, Director of
                                   PaineWebber Incorporated*
Margo N. Alexander                 Executive Vice President, Director of
                                   PaineWebber Incorporated*
Terry L. Atkinson                  Managing Director, Director of PaineWebber
                                   Incorporated*
Brian M. Barefoot                  Executive Vice President, Director of
                                   PaineWebber Incorporated*
Michael Culp                       Managing Director, Director of PaineWebber
                                   Incorporated*
Edward M. Kerschner                Managing Director, Director of PaineWebber
                                   Incorporated*
James P. MacGilvray                Executive Vice President, Director of
                                   PaineWebber Incorporated*

                                   By
                                      -----------------------------------
                                      Robert Holley
                                      Attorney-in-fact*


--------------
* Executed copies of the powers of attorney have been filed with the Securities and Exchange Commission in connection with Post Effective Amendment No.19 to the Registration Statement File No. 2-61279.